Filed pursuant to General Instruction II.L. of Form F-10

File No. 333-283907

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus supplement (this “Prospectus Supplement”), together with the accompanying short form base shelf prospectus dated January 10, 2025 (the “Prospectus”) to which it relates, as amended or supplemented, and each document deemed to be incorporated by reference into this Prospectus Supplement and the Prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. TRX Gold Corporation has filed a registration statement on Form F-10 with the United States Securities and Exchange Commission under the United States Securities Act of 1933, as amended, with respect to these securities. See “Plan of Distribution”.

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of TRX Gold Corporation at 277 Lakeshore Road East, Suite 403, Oakville, Ontario, L6J 1H9, telephone 1.647.515.3310, and are also available electronically at www.sedarplus.ca.

PROSPECTUS SUPPLEMENT

TO THE SHORT FORM BASE SHELF PROSPECTUS DATED JANUARY 10, 2025

New Issue	February 7, 2025

TRX Gold Corporation

Up to US$25,000,000

Common Shares

This prospectus supplement (this “Prospectus Supplement”) of TRX Gold Corporation (the “Company”), together with the accompanying short form base prospectus dated January 10, 2025 to which this Prospectus Supplement relates (the “Prospectus”), qualifies the distribution (the “Offering”) of common shares of the Company (the “Common Shares”) having an aggregate sales amount of up to US$25,000,000 (the “Offered Shares”). The Offering is being made in the United States under the terms of a registration statement on Form F-10, as amended (SEC File No. 333-283907) (the “Registration Statement”) filed with and declared effective by the United States Securities and Exchange Commission (the “SEC”), of which this Prospectus Supplement and the accompanying Prospectus form a part. See “Plan of Distribution” and “Description of the Offered Shares”.

The Company entered into an At-The-Market Offering Agreement (the “ATM Sales Agreement”) with H.C. Wainwright & Co., LLC (“Lead Agent”) and Roth Capital Partners, LLC (together with the Lead Agent, the “Agents”) relating to our Common Shares offered by this Prospectus Supplement. In accordance with the terms of the ATM Sales Agreement, the Company may, from time to time, offer and sell Common Shares pursuant to this Prospectus Supplement having an aggregate sales amount of up to US$25,000,000 through the Lead Agent. Unless otherwise indicated, reference to dollars in this Prospectus Supplement shall mean United States dollars. The Offered Shares will only be offered in the United States, including, without limitation, on the NYSE American or on any other trading market for the Offered Shares in the United States. No Offered Shares will be sold under the ATM Sales Agreement in Canada or on the TSX or any other trading market in Canada.

Sales of Offered Shares, if any, under this Prospectus Supplement and the Prospectus will only be made in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 — Shelf Distributions (“NI 44- 102”), including, without limitation, sales made directly on the NYSE American or on any other trading market for the Offered Shares in the United States. The Lead Agent is not required to sell any specific number or dollar amount of Common Shares but will use its commercially reasonable efforts, consistent with its normal sales and trading practices, to sell the Offered Shares under the terms and conditions of the ATM Sales Agreement. The Offered Shares will be distributed at market prices prevailing at the time of the sale. As a result, prices may vary as between purchasers of the Offered Shares and during the period of distribution. There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after only raising a small portion of the offering amount set out above, or none at all. The Agents will only sell Offered Shares on marketplaces in the United States. See “Plan of Distribution”.

The Company is permitted, under a multi-jurisdictional disclosure system (“MJDS”) adopted in the United States and Canada, to prepare this Prospectus Supplement and the Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. The Company prepares its financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Thus, the Company’s financial statements may not be comparable to the financial statements of United States companies.

Prospective investors should be aware that the acquisition, ownership and disposition of the securities described herein may have tax consequences in the United States. Such tax consequences for investors who are residents in, or citizens of, the United States may not be fully described herein. Investors should read the tax discussion in this Prospectus Supplement and consult their own tax advisors with respect to their particular circumstances. See “Certain Income Tax Considerations”.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the following facts: that the Company is incorporated under the laws of the Province of Alberta, Canada; that most of its officers and directors are residents of Canada; that some of the experts named in this Prospectus Supplement and the Prospectus are residents of Canada; and that all or a substantial portion of the assets of the Company and said persons are located outside of the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC NOR ANY STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Investing in the Offered Shares is highly speculative and involves significant risks that you should consider before purchasing such Offered Shares. The risks outlined in this Prospectus Supplement, the Prospectus and in the documents incorporated by reference herein and therein should all be carefully reviewed and considered by prospective investors in connection with an investment in the Offered Shares. See “Risk Factors”.

The Lead Agent will be entitled to compensation at a fixed commission rate of 3.0% of the gross sales price per share sold. In connection with the sale of Offered Shares on our behalf, each Agent will be deemed to be an “underwriter” within the meaning of the U.S. Securities Act and the compensation of the Agents will be deemed to be underwriting commissions or discounts. The Company has also agreed to provide indemnification and contributions to the Agents against certain civil liabilities, including liabilities under the U.S Securities Act. See “Plan of Distribution”. Each Agent is not registered as a dealer in any Canadian jurisdiction and, accordingly, is not permitted to and will not, directly or indirectly, advertise or solicit offers to purchase any of the Offered Shares in Canada.

In connection with the Offering, no Agent and no person or company acting jointly or in concert with an Agent, may enter into any transaction that is intended to stabilize or maintain the market price of the Offered Shares or securities of the same class as the Offered Shares, including selling an aggregate number or principal amount of securities that would result in the Agent creating an over-allocation position in the Offered Shares. See “Plan of Distribution”.

The outstanding Common Shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “TRX” and on the NYSE American (the “NYSE American”) under the symbol “TRX”. The closing price of the Common Shares on the TSX and on the NYSE American on February 6, 2025, the last trading day before the date of this Prospectus Supplement, was C$0.475 and US$0.3262, respectively, per Common Share. The Company has submitted a notification of listing to list the Offered Shares on the NYSE American and has sought approval for the Offering by the TSX. Listing on NYSE American and approvals of the TSX will be subject to the Company fulfilling all of the requirements of NYSE American and the TSX, respectively.

An investment in the Offered Shares involves a high degree of risk and must be considered speculative due to the nature of the Company’s business, the present stage of development of its mineral projects and the fact that the Company does not yet have revenue-generating activities. Prospective investors should carefully consider the risk factors described in and incorporated by reference into this Prospectus Supplement. See “Cautionary Statement regarding Forward-Looking Information” and “Risk Factors” in this Prospectus Supplement.

The Company’s registered address is 400 3rd Avenue SW, Suite 3700, Calgary, AB T2P 4H2, and head office is located at 277 Lakeshore Road East, Suite 403, Oakville, Ontario, L6J 1H9.

Lead Agent

H.C. Wainwright & Co.

Co-Agent

Roth Capital Partners

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS SUPPLEMENT	S-1
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION	S-1
DOCUMENTS INCORPORATED BY REFERENCE	S-2
NOTICE TO INVESTORS REGARDING IFRS	S-3
RESOURCES AND RESERVE ESTIMATES	S-3
PROSPECTUS SUPPLEMENT SUMMARY	S-4
THE OFFERING	S-4
THE COMPANY	S-5
RECENT DEVELOPMENTS	S-5
CONSOLIDATED CAPITALIZATION	S-5
USE OF PROCEEDS	S-5
PLAN OF DISTRIBUTION	S-6
PRIOR SALES	S-7
DIVIDEND POLICY	S-8
DESCRIPTION OF COMMON SHARES	S-8
TRADING PRICE AND VOLUME	S-8
CERTAIN INCOME TAX CONSIDERATIONS	S-9
LEGAL MATTERS	S-15
INTERESTS OF EXPERTS	S-15
AUDITORS, TRANSFER AGENT AND REGISTRAR	S-15
RISK FACTORS	S-15
PURCHASERS’ STATUTORY RIGHTS OF RESCISSION AND WITHDRAWAL	S-22
ENFORCEMENT OF U.S. CIVIL LIABILITIES	S-23
CERTIFICATE OF THE COMPANY	S-24

ABOUT THIS PROSPECTUS SUPPLEMENT

In this Prospectus Supplement, references to “TRX”, the “Company”, “we”, “us” and “our” refers, collectively, to TRX Gold Corporation and its subsidiaries.

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offered Shares being offered and the method of distribution of those securities and also supplements and updates information regarding the Company contained in the Prospectus. The second part, the Prospectus, gives more general information, some of which may not apply to the Offered Shares being offered under this Prospectus Supplement. Both documents contain important information you should consider when making your investment decision. This Prospectus Supplement may add, update or change information contained in the Prospectus. Before investing, you should carefully read both this Prospectus Supplement and the Prospectus together with the additional information about the Company to which the Company refers you in the sections of this Prospectus Supplement entitled “Documents Incorporated by Reference”.

You should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the Prospectus. If the description of the Offered Shares or any other information varies between this Prospectus Supplement and the Prospectus (including the documents incorporated by reference herein and therein), the investor should rely on the information in this Prospectus Supplement. The Company has not, and the Agents have not, authorized anyone to provide you with different or additional information. If anyone provides you with any different, additional, inconsistent or other information, you should not rely on it. Neither the Company nor the Agents are making an offer to sell or seeking an offer to buy the Offered Shares in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein is accurate as of any date other than the date on the front of this Prospectus Supplement, the Prospectus or the respective dates of the documents incorporated by reference herein and therein, regardless of the time of delivery or of any sale of the Offered Shares pursuant thereto. The Company’s business, financial condition, results of operations and prospects may have changed since those dates. Information contained on the Company’s website should not be deemed to be a part of this Prospectus Supplement, the Prospectus or incorporated by reference herein and should not be relied upon by prospective investors for the purpose of determining whether to invest in the Offered Shares. This Prospectus Supplement shall not be used by anyone for any purpose other than in connection with the Offering.

The Company has filed a Registration Statement on Form F-10 with the SEC for the Offered Shares. This Prospectus Supplement does not contain all of the information contained in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You should refer to the Registration Statement and the exhibits to the Registration Statement for further information with respect to the Company and the Company’s securities. The Company is subject to the information requirements of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) and applicable Canadian securities legislation, and, in accordance therewith, the Company files reports and other information with the SEC and with the securities regulatory authorities in each of the provinces of Canada. Under a multijurisdictional disclosure system adopted by the United States and Canada, the Company may generally prepare those reports and other information in accordance with the Canadian disclosure requirements. Those requirements are different from those of the United States.

This Prospectus Supplement shall not be used by anyone for any purpose other than in connection with an offering of Offered Shares as described in this Prospectus Supplement. The Company does not undertake to update the information contained or incorporated by reference herein, including any Prospectus Supplement, except as required by applicable securities laws. Information contained on, or otherwise accessed through, the website of the Company, www.trxgold.com, shall not be deemed to be a part of this Prospectus Supplement and such information is not incorporated by reference herein.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Certain information in this Prospectus Supplement and the documents incorporated by reference herein may constitute “forward-looking information”, as such term is used in applicable Canadian securities legislation, about the Company including its financial condition, results of operations, business strategies, operating efficiencies, synergies, revenue enhancements, competitive positions, plans and objectives of management and growth opportunities of the Company, various matters with respect to the markets for Common Shares and other matters. Forward-looking information generally can be identified by the use of words such as “outlook”, “objective”, “may”, “might”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “should”, “plans”, “continue” or similar expressions suggesting future outcomes or events.

Material factors or assumptions that were applied in providing forward-looking information, include, but are not limited to the Company’s future growth potential, its results of operations, future cash flows, the continued performance and business prospects and opportunities of the Company, the completion of certain transactions, the Company’s ability to continue to develop and grow, the Company’s future levels of indebtedness, and the tax laws as currently in effect remaining unchanged and the current general regulatory environment and economic conditions remaining unchanged. Many of these factors or assumptions could affect the Company’s actual results and could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statement made by the Company or on its behalf.

Forward-looking information contained in this Prospectus Supplement reflects management’s current expectations regarding future events and operating performance and speaks only as of the date of this Prospectus Supplement. Such forward-looking information is based on currently available competitive, financial and economic data and operating plans and is subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or general industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Examples of such forward-looking information include, but are not limited to, statements with respect to the following:

•	the ability to achieve production, cost and capital guidance;

•	the ability to advance drill plans;

•	the success of mining, processing, exploration and development activities;

•	the Company’s ability to generate sufficient cash flow to service its debt obligations or implement its business plan, including financing internal or external growth opportunities;

•	the estimation and realization of mineral reserves and mineral resources;

•	expectations regarding maintenance and capital expenditures; and

•	the impact of legislative, regulatory, competitive, technological and environmental changes.

Forward-looking information involves significant risks and uncertainties, should not be read as a guarantee of future performance or results and will not necessarily be an accurate indication of the times at or by which such performance or results will be achieved. In addition, a number of factors could cause actual results to differ materially from the results discussed in the forward-looking information, including, but not limited to, the other risk factors under the heading “Risk Factors” in this Prospectus Supplement, and other risk factors relating to the Company and the mining industry, as detailed from time to time in the Company’s filings with the SEC and the Canadian Securities Administrators, including, without limitation, the Company’s most recent AIF. The impact of any one factor on a particular piece of forward-looking information is not determinable with certainty as such factors are interdependent upon other factors, and management’s course of action would depend upon its assessment of the future considering all information then available.

The Company’s business is both highly competitive and subject to various risks. Should any risk factor affect the Company in an unexpected manner, or should assumptions underlying the forward-looking information prove incorrect, the actual results or events may differ materially from the results or events predicted. Unless otherwise indicated, forward-looking information does not take into account the effect that transactions or non-recurring or other special items announced or occurring after the date it is provided may have on the business of the Company. All of the forward-looking information reflected in this Prospectus Supplement and the documents incorporated by reference herein are qualified by these cautionary statements. There can be no assurance that the results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences for the Company. Forward-looking information is provided and forward-looking statements are made as of the date of this Prospectus Supplement and except as may be required by applicable law, the Company disclaims any intention and assumes no obligation to publicly update or revise such forward-looking information or forward-looking statements whether as a result of new information, future events or otherwise.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus Supplement from documents filed with the securities commissions or similar authorities in the provinces and territories of Canada and with the SEC in the United States. Copies of the documents incorporated in this Prospectus Supplement by reference may be obtained on request without charge from the Corporate Secretary of the Company 277 Lakeshore Road East, Suite 403, Oakville, Ontario, L6J 1H9. In addition, copies of the documents incorporated by reference herein may be obtained from the securities commissions or similar authorities in Canada through SEDAR+ at www.sedarplus.ca. Documents filed with, or furnished to, the SEC are available through the SEC’s Electronic Data Gathering and Retrieval System (“EDGAR”), at www.sec.gov.

The following documents of the Company, filed with the securities commissions or similar authorities in the provinces and territories of Canada and the SEC, are specifically incorporated by reference into and form an integral part of this Prospectus Supplement:

a.	the ATM Sales Agreement with H.C. Wainwright & Co., LLC and Roth Capital Partners, LLC dated February 7, 2025, filed on February 7, 2025;

b.	a credit facility agreement with Stanbic Bank Tanzania Limited effective February 5, 2025, filed on February 7, 2025;

c.	the unaudited consolidated financing statements of the Company for the three months ended November 30, 2024, and 2023 together with the notes thereto (the “Interim Financial Statements”), filed on January 14, 2025;

d.	the management’s discussion and analysis of the financial condition and results of operations of the Company for the three months ended November 30, 2024, and 2023 (the “Interim MD&A”), filed on January 14, 2024;

e.	the material change report dated December 6, 2024 regarding the appointment of Richard Boffey as Chief Operating Officer and the resignation of Andrew Cheatle as Chief Operating Officer and Director of the Company, filed on December 6, 2024;

f.	the audited consolidated financial statements of the Company for the years ended August 31, 2024 and 2023, together with the notes thereto and the auditor’s report thereon (the “Annual Financial Statements”), filed on November 29, 2024;

g.	the management’s discussion and analysis of the financial condition and results of operations of the Company for the year ended August 31, 2024 (the “Annual MD&A”), filed on November 29, 2024;

h.	the Company’s annual information form for the fiscal year ended August 31, 2024 (the “AIF”), filed on November 29, 2024;

i.	the notice of meeting and management information circular of the Company dated January 15, 2025, distributed in connection with the annual and special meeting of shareholders held on February 27, 2025 (the “Circular”), filed on January 28, 2025; and

j.	the Company’s National Instrument 43-101 (“NI 43-101”) Independent Technical Report – Updated Mineral Resource Estimate for the Buckreef Gold Mine Project, Tanzania, East Africa, filed on June 23, 2020.

Any documents of the type required by section 11.1 of Form 44-101F1 of National Instrument 44- 101 — Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus, if filed by the Company with the securities commissions or similar regulatory authorities in the provinces and territories of Canada in which this Prospectus Supplement has been filed subsequent to the date of this Prospectus Supplement and prior to the termination of the distribution, shall be deemed to be incorporated by reference in this Prospectus Supplement.

In addition, to the extent that any document or information incorporated by reference into this Prospectus Supplement and the Prospectus is included in any report on Form 6-K or Form 40-F (or any respective successor form) that is filed with or furnished to the SEC by the Company after the date of this Prospectus Supplement, such document or information shall be deemed to be incorporated by reference as an exhibit to the Registration Statement of which this Prospectus Supplement forms a part. In addition, the Company may incorporate by reference into this Prospectus Supplement, or the Registration Statement of which it forms a part, other information from documents that the Company will file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act, if and to the extent expressly provided therein.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus Supplement shall be deemed to be modified or superseded for the purposes of this Prospectus Supplement to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that was required to be stated or that was necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement.

Upon a new annual information form and related annual audited financial statements and the management’s discussion and analysis in respect thereof being filed by the Company with, and where required, accepted by, the applicable securities regulatory authorities during the currency of this Prospectus Supplement, the previous annual information form, the previous annual audited financial statements, all interim unaudited financial statements and the management’s discussion and analysis in respect thereof, material change reports and business acquisition reports filed by the Company prior to the commencement of the Company’s fiscal year in which the new annual information form was filed shall be deemed no longer to be incorporated into this Prospectus Supplement for purposes of future offers and sales of Securities hereunder. Upon an interim unaudited financial statements and the management’s discussion and analysis in respect thereof being filed by the Company with the applicable securities regulatory authorities during the currency of this Prospectus Supplement, all interim unaudited financial statements and the management’s discussion and analysis in respect thereof filed prior to the new interim unaudited financial statements shall be deemed no longer to be incorporated into this Prospectus Supplement for purposes of future offers and sales of Securities hereunder. Upon a new management information circular relating to an annual meeting of shareholders of the Company being filed by the Company with the applicable securities regulatory authorities during the currency of this Prospectus Supplement, the management information circular for the preceding annual meeting of shareholders shall be deemed no longer to be incorporated by reference into this Prospectus Supplement for purposes of future offers and sales of Securities hereunder.

NOTICE TO INVESTORS REGARDING IFRS

The Company prepares its financial statements in accordance with IFRS. The Annual Financial Statements and the corresponding Annual MD&A, incorporated by reference in this Prospectus Supplement, have been prepared in accordance with IFRS.

RESOURCES AND RESERVE ESTIMATES

This Prospectus Supplement and the documents incorporated by reference herein have been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the current standards of the United States securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources,”, “indicated mineral resources,” “measured mineral resources” and “mineral resources” used or referenced in this Prospectus Supplement and the documents incorporated by reference herein are Canadian mineral disclosure terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”).

For United States reporting purposes, the SEC has adopted amendments to its disclosure rules (the “SEC Modernization Rules”) to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the United States Securities Exchange Act of 1934, as amended (“U.S. Exchange Act”). The SEC Modernization Rules more closely align the SEC’s disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in Industry Guide 7 under the U.S. Securities Act. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the MJDS, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and provides disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by United States companies. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding definitions under the CIM Standards, as required under NI 43-101.

United States investors are cautioned that while the above terms are “substantially similar” to the corresponding CIM Definition Standards, there are differences in the definitions under the SEC Modernization Rules and the CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

All references to “US$” in this Prospectus Supplement are to United States dollars, all references to “C$” are to Canadian dollars. On February 6, 2025, the Bank of Canada daily rates of exchange were US$1.00 = C$1.4322 or C$1.00 = US$0.6982.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights certain information about the Company, this Offering and selected information contained elsewhere in or incorporated by reference into this Prospectus Supplement or the Prospectus. This summary is not complete and does not contain all of the information that you should consider before deciding whether to invest in the Offered Shares. For a more complete understanding of the Company and this Offering, the Company encourages you to read and consider carefully the more detailed information in this Prospectus Supplement and the Prospectus, including the information incorporated by reference in this Prospectus Supplement and the Prospectus, and in particular, the information under the heading “Risk Factors” in this Prospectus Supplement. All capitalized terms used in this summary refer to definitions contained elsewhere in this Prospectus Supplement or the Prospectus, as applicable.

THE OFFERING
Offered Shares	Offered Shares having an aggregate sales amount of up to US$25,000,000.
Common Shares Outstanding Immediately Before Offering	281,873,229 Common Shares
Plan of Distribution	Sales of Offered Shares, if any, under this Prospectus Supplement and the Prospectus may be made in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including, without limitation, sales made directly on the NYSE American or other existing trading market for the Common Shares in the United States. The Offered Shares will be distributed at market prices prevailing at the time of sale of such Offered Shares. No Offered Shares will be offered or sold in Canada on the TSX or other trading markets in Canada. See “Plan of Distribution”.
Use of Proceeds	The principal business objectives that the Company expects to accomplish using the net proceeds, if any, from the Offering, together with the Company’s current cash resources, are to advance the exploration and development of the drilling, exploration and technical work for the development of the sulphide mineralized material at our Buckreef Gold Project, and for working capital and other general corporate purposes. See “Use of Proceeds”.
Risk Factors	See “Risk FactorsSS” in this Prospectus Supplement and the Prospectus and the risk factors discussed or referred to in the AIF, Annual MD&A, and Interim MD&A which are incorporated by reference into this Prospectus Supplement as those terms are defined in the Prospectus, for a discussion of factors that should be read and considered before investing in the Offered Shares.
Tax Considerations	For investors purchasing Offered Shares, there may be tax consequences. This Prospectus Supplement and the Prospectus may not describe these consequences fully for all investors. Investors should read the tax discussion in this Prospectus Supplement and the Prospectus and consult with their tax advisor. See “Certain Income Tax Considerations” in this Prospectus Supplement.
Listing Symbol	The Common Shares are listed for trading on the TSX and NYSE American under the symbol “TRX”.

THE COMPANY

TRX Gold Corporation was originally incorporated under the name “424547 Alberta Ltd.” in the Province of Alberta on July 5, 1990, under the Business Corporations Act (Alberta). The name was changed to “Tan Range Exploration Corporation” on August 13, 1991. The name of the Company was again changed to “Tanzanian Royalty Exploration Corporation” on February 28, 2006. Subsequently, at the 2019 Annual Meeting, the shareholders approved a change of name to Tanzanian Gold Corporation. The name changed to Tanzanian Gold Corporation became effective in the Province of Alberta, Canada on April 17, 2019. The Articles of the Company were further amended on May 24, 2022, to change the name of the Company to its present name of “TRX Gold Corporation”. The Articles of the Company were further amended on February 23, 2023, to allow for meetings of shareholders to be held in any location or manner as determined by the board. The Company is also registered in the Province of British Columbia as an extra-provincial company under the Business Corporations Act (British Columbia).

The principal executive office of the Company is located at 277 Lakeshore Road East, Suite 403, Oakville, Ontario, L6J 1H9, and its telephone number is 1.647.515.3310. The Company maintains a website at www.trxgold.com. Information contained on, or that can be accessed through, our website is not part of this Prospectus Supplement.

The Company’s main area of interest has been in the exploration and development of gold properties, with a primary focus on exploring for and developing gold properties in the United Republic of Tanzania (“Tanzania”). Tanzania remains the focus of the Company’s exploration and development activities. The Company’s primary asset is its interest in the Buckreef Gold Project, a joint venture that is 55% owned by one of the Company’s subsidiaries (TRX Gold Tanzania Limited) and 45% is owned by the State Mining Corporation (“STAMICO”), a Governmental agency of Tanzania.

The Company continues to advance the Buckreef Gold Project. Anchored by a Mineral Resource published in May 2020, the project currently hosts an NI 43-101 Measured and Indicated Mineral Resource (“M&I Resource”) of 35.88 million tonnes (“MT”) at 1.77 grams per tonne (“g/t”) gold containing 2,036,280 ounces (“oz”) of gold and an Inferred Mineral Resource of 17.8 MT at 1.11 g/t gold for 635,540 oz of gold. The leadership team is focused on creating both near-term and long-term shareholder value by increasing gold production to generate positive cash flow. The positive cash flow will be utilized for exploratory drilling with the goal of increasing the current mineral resource base and advancing the larger project development which represents 90% of current mineral resources. The Company’s actions are guided by the highest environmental, social and corporate governance (“ESG”) standards, evidenced by the relationships and programs that the Company has developed during its nearly two decades of presence in the Geita Region, Tanzania. Please refer to the Company’s NI 43-101.

RECENT DEVELOPMENTS

The Company’s Buckreef Gold Project produced 19,389 ounces of gold in fiscal 2024, in line with revised full year production guidance, and sold approximately 19,075 ounces of gold over the same period. This compares to production of approximately 20,759 ounces of gold and sales of 20,864 ounces of gold in fiscal 2023.

The Company expects an increase in throughput and production in fiscal 2025, reflecting a full year of operations from the expanded 2,000 tonnes per day processing plant that was fully commissioned at the end of the fourth quarter 2024. The Company is working on optimizing mill efficiency and is in the process of developing finer grinding initiatives to achieve higher gold recoveries. Additionally, the Company expects to substantially increase exploration drilling in fiscal 2025, with a focus on high-priority gold zones, such as Stamford Bridge, as well as Buckreef Main, Buckreef West, Anfield and Eastern Porphyry. The newly discovered Stamford Bridge Zone is highly prospective and may become a bridge between the Buckreef Main Zone, Eastern Porphyry and Anfield Zones.

CONSOLIDATED CAPITALIZATION

There have been no material changes in the share and loan capital of the Company, on a consolidated basis, since August 31, 2024 (the period end of the most recently filed consolidated annual financial statements of the Company incorporated by reference in this Prospectus Supplement). As of the date of this Prospectus Supplement, there were 281,873,229 Common Shares issued and outstanding, as well as 36,190,770 Warrants, 17,008,732 stock options, and 3,812,153 Restricted Stock Units of the Company which, if exercised or settled, would result in the issuance of an additional 338,884,884 Common Shares.

USE OF PROCEEDS

The net proceeds of the Offering, if any, are not determinable in light of the nature of the distribution. Sales of Offered Shares, if any, will be made in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including, without limitation, sales made directly on the NYSE American in the United States. The net proceeds to the Company of any given distribution of Offered Shares through the Agents in an “at-the-market distribution” under the ATM Sales Agreement will represent the gross proceeds of the Offering, after deducting the applicable commission and the expenses of the Offering. The gross proceeds of the Offering will be up to US$25,000,000. There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after raising only a portion of the Offering amount set out above, or none at all.

The net proceeds from the Offering will be used primarily for the Company’s drilling, exploration and technical work for the development of the sulphide mineralized material at our Buckreef Gold Project, and for working capital and other general corporate purposes.

PLAN OF DISTRIBUTION

The Company entered into the ATM Sales Agreement with the Agents on February 7, 2025. Under the terms of the ATM Sales Agreement, the Company may offer and sell up to US$25,000,000 of our Common Shares from time to time through the Lead Agent pursuant to the Prospectus Supplement and the Prospectus. Sales of shares of Common Shares, if any, under this Prospectus Supplement may be made in transactions that are deemed to be “at the market offerings” as defined in NI 44-102, including, without limitation, sales made directly on the NYSE American or other existing trading markets for the Common Shares in the United States. No Offered Shares will be sold under the ATM Sales Agreement in Canada or on the TSX or any other trading market in Canada.

Upon delivery of a placement notice and subject to the terms and conditions of the ATM Sales Agreement, the Lead Agent may sell Common Shares of the Company by any method permitted by law deemed to be an “at-the-market offering” as defined in as defined in NI 44-102. The sales, if any, of Offered Shares made under the ATM Sales Agreement will be made by means of ordinary brokers’ transactions on NYSE American or another existing trading market in the United States at market prices, or as otherwise agreed upon by the Company and the Lead Agent. The Company will designate the maximum amount of Offered Shares to be sold pursuant to any placement notice to the Lead Agent. The Company may instruct the Lead Agent not to sell Offered Shares if the sales cannot be effected at or above the price designated by the Company in a particular placement notice. The Lead Agent is not required to sell any specific number or dollar amount of Common Shares but will use its commercially reasonable efforts, consistent with its normal sales and trading practices, to sell the Offered Shares under the terms and conditions of the ATM Sales Agreement. The Lead Agent shall provide to the Company written confirmation following the close of trading on the NYSE American on each day in which Offered Shares are sold under the Sales Agreement. Each confirmation will include the number of Offered Shares sold on that day, the gross sales proceeds and the net proceeds to the Company. The Company or the Lead Agent may suspend the Offering of the Offered Shares at any time and from time to time by notifying the other party. The Company and the Lead Agent each have the right, by giving written notice as specified in the ATM Sales Agreement, to terminate the ATM Sales Agreement in each party’s sole discretion at any time.

The Company will pay the Lead Agent a commission, in cash, at a fixed commission rate of 3.0% of the gross sales price per share sold. Because there is no minimum offering amount required as a condition of this Offering, the actual aggregate offering amount, commissions and proceeds to us, if any, are not determinable at this time. The Company has also agreed to reimburse the Agents for certain specified expenses, including the fees and disbursements of Lead Agent’s legal counsel in an amount not to exceed US$50,000 in addition to up to US$2,500 per quarterly due diligence update session for the Lead Agent’s counsel’s fees.

Settlement for sales of Common Shares will occur on the first business day (or such shorter settlement cycle as may be in effect under Exchange Act Rule 15c6-1 from time to time) following the date on which any sales are made, or on some other date that is agreed upon by the Company and Lead Agent in connection with a particular transaction, in return for payment of the net proceeds to the Company. Sales of Common Shares as contemplated in the Prospectus Supplement will be settled through the facilities of The Depository Trust Company or by such other means as the Company and Lead Agent may agree upon. There is no arrangement for funds to be received in an escrow, trust or similar arrangement.

In connection with the sale of Common Shares on our behalf, each Agent will be deemed to be an “underwriter” within the meaning of the U.S Securities Act and the compensation of each Agent will be deemed to be underwriting commissions or discounts. The Company agreed to provide indemnification and contribution to each Agent against certain civil liabilities, including liabilities under the U.S Securities Act.

The Offering of Offered Shares pursuant to the ATM Sales Agreement and this Prospectus Supplement will terminate upon the earliest of (i) the sale of all Offered Shares subject to the ATM Sales Agreement and this Prospectus Supplement; and (ii) the termination of the ATM Sales Agreement as provided therein.

To the extent required by Regulation M, an Agent will not engage in any market making activities involving our Common Shares while the Offering is ongoing under this Prospectus Supplement. No underwriter or agent of the at-the-market distribution, and no person or company acting jointly or in concert with an underwriter or agent, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the securities or securities of the same class as the securities distributed under the Prospectus Supplement, including selling an aggregate number or principal amount of securities that would result in the underwriter or agent creating an over-allocation position in the securities.

Each Agent is not registered as a dealer in any Canadian jurisdiction and, accordingly, is not permitted to and will not, directly or indirectly, advertise or solicit offers to purchase any of the Offered Shares in Canada.

Each Agent and its affiliates may in the future provide various investment banking, commercial banking and other financial services for us and our affiliates, for which services they may in the future receive customary fees. This summary of the material provisions of the ATM Sales Agreement does not purport to be a complete statement of its terms and conditions. A copy of the ATM Sales Agreement is filed as an exhibit to the Company’s Form 6-K and is incorporated by reference in this Prospectus Supplement.

The Prospectus Supplement and Prospectus in electronic format may be made available on a website maintained by the Lead Agent and the Lead Agent may distribute the Prospectus Supplement and Prospectus electronically.

Selling Restrictions Outside of the United States

Other than in the United States, no action has been taken by the Company that would permit a public offering of the Offered Shares in any jurisdiction outside the United States where action for that purpose is required. The Offered Shares may not be offered or sold, directly or indirectly, nor may this Prospectus Supplement or any other offering material or advertisements in connection with the offer and sale of any such Offered Shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this Prospectus Supplement comes are advised to inform themselves about and to observe any restrictions relating to the Offering and the distribution of this Prospectus Supplement. This Prospectus Supplement does not constitute an offer to sell or a solicitation of an offer to buy any Offered Shares in any jurisdiction in which such an offer or a solicitation is unlawful.

PRIOR SALES

The following table summarizes the Common Shares that have been issued from treasury during the 12-month period before the date of this Prospectus Supplement.

Date of issuance	Type	Number of securities	Issue/ Exercise Price (US$)
January 29, 2024	Common Shares(1)	32,000	$0.3400
February 9, 2024	Common Shares(2)	53,562	$0.3240
March 6, 2024	Common Shares(1)	150,000	$0.3480
March 6, 2024	Common Shares(2)	38,178	$0.3480
April 2, 2024	Common Shares(2)	22,854	$0.4100
May 1, 2024	Common Shares(1)	105,000	$0.4400
May 1, 2024	Common Shares(2)	21,772	$0.4400
June 3, 2024	Common Shares(2)	20,485	$0.4820
July 3, 2024	Common Shares(2)	23,778	$0.3874
August 6, 2024	Common Shares(2)	23,315	$0.3984
August 19, 2024	Common Shares(1)	228,153	$0.5000
August 28, 2024	Common Shares(1)	321,578	$0.4000
September 5, 2024	Common Shares(2)	24,015	$0.3820
October 2, 2024	Common Shares(2)	23,088	$0.4040
October 3, 2024	Common Shares(3)	333,333	$0.4040
October 3, 2024	Common Shares(4)	90,669	$0.4300
October 3, 2024	Common Shares(4)	23,786	$0.4000
November 6, 2024	Common Shares(2)	24,324	$0.3752
December 5, 2024	Common Shares(2)	24,876	$0.3636
December 24, 2024	Common Shares(1)	1,111,109	$0.3600
January 6, 2025	Common Shares(2)	27,293	$0.3203
(1)	RSUs vesting for certain directors, officers and employees.
(2)	Compensation shares for service providers and consultants.
(3)	Compensation shares for certain directors and officers.
(4)	Exercise of Options.

The following table summarizes the Restricted Stock Units (“RSUs”) that have been granted during the 12-month period before the date of this Prospectus Supplement.

Date of Grant	Type	Number of securities	Issue Price (US$)
December 24, 2024	RSUs(1)	6,922,103	$0.36
(1)	RSU grants to certain directors, officers and employees.

The following table summarizes the stock options (“Options”) that have been granted during the 12-month period before the date of this Prospectus Supplement.

Date of Grant	Type	Number of securities	Exercise Price (US$)
December 24, 2024	Options(1)	2,600,000	$0.36
(1)	Stock Options granted to certain officers.

DIVIDEND POLICY

The Company has not declared or paid any dividends on its Common Shares since the date of its incorporation. The Company intends to retain its earnings, if any, to finance the growth and development of its business and does not expect to pay dividends or to make any other distributions in the near future. The Company's board of directors will review this policy from time to time having regard to the Company’s financing requirements, financial condition, and other factors considered to be relevant.

DESCRIPTION OF COMMON SHARES

The Company is authorized to issue an unlimited number of Common Shares without par value. As of the date of this Prospectus Supplement, there were 281,873,229 Common Shares issued and outstanding as fully paid and non-assessable Common Shares.

Each holder of Common Shares is entitled to one vote for each share on all matters submitted to a vote of the shareholders, and each holder does not have cumulative voting rights. Accordingly, the holders of a majority of the Common Shares entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose.

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of Common Shares are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. In the event of our liquidation, dissolution or winding up, holders of Common Shares will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding preferred shares.

Holders of Common Shares have no pre-emptive or conversion rights or other subscription rights and there are no redemption or sinking fund provisions applicable to the Common Shares. All outstanding Common Shares are, and the Common Shares offered by us in this Offering, when issued and paid for, will be fully paid and non-assessable. The rights, preferences and privileges of the Common Shares are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred share which the Company may designate in the future.

TRADING PRICE AND VOLUME

The outstanding Common Shares are listed and posted for trading on the TSX and on the NYSE American under the symbol “TRX”. On February 6, 2025, the last trading day prior to the date of this Prospectus Supplement, the closing price of the outstanding Common Shares on the TSX and on the NYSE American was C$0.475 and US$0.3262, respectively.

The following table provides the high and low prices, and total volume for the Common Shares traded on the TSX for the periods indicated (stated in Canadian Dollars):

Period	High	Low	Volume
February 2024	0.5100	0.3750	395,612
March 2024	0.6000	0.4600	215,326
April 2024	0.6700	0.5300	665,272
May 2024	0.6800	0.6000	234,897
June 2024	0.6500	0.5200	225,598
July 2024	0.6100	0.5100	186,115
August 2024	0.5900	0.4950	217,435
September 2024	0.5900	0.5000	104,417
October 2024	0.5300	0.5100	312,266
November 2024	0.5600	0.4600	238,012
December 2024	0.5100	0.4010	347,243
January 2025	0.5000	0.4200	446,241
February 1 – 6, 2025	0.4950	0.4550	70,711

The following table provides the high and low prices, and total volume for the Common Shares traded on the NYSE America for the periods indicated (stated in U.S. Dollars):

Period	High	Low	Volume
February 2024	0.3700	0.3149	4,767,621
March 2024	0.4000	0.3330	5,083,697
April 2024	0.4900	0.3920	11,917,249
May 2024	0.4900	0.4400	6,605,627
June 2024	0.4824	0.3880	5,964,622
July 2024	0.4501	0.4501	6,428,375
August 2024	0.4252	0.3701	5,549,704
September 2024	0.4273	0.3702	7,290,797
October 2024	0.4210	0.3774	9,955,356
November 2024	0.4062	0.3487	7,675,530
December 2024	0.3733	0.2850	12,714,583
January 2025	0.3520	0.3000	8,806,303
February 1 – 6, 2025	0.3429	0.3200	2,024,133

CERTAIN INCOME TAX CONSIDERATIONS

The Offered Shares under this Prospectus Supplement will only be offered in the United States including, without limitation, on the NYSE American or on any other trading market for the Offered Shares in the United States.

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from the acquisition of Common Shares pursuant to the Offering and the ownership and disposition of the Common Shares. This summary applies only to U.S. Holders who hold Common Shares as capital assets (generally, property held for investment) and who acquire Common Shares at their original issuance pursuant to the Offering, and does not apply to any subsequent U.S. Holder of a Common Share.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the ownership and disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. In addition, this summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. Medicare contribution, U.S. state and local, or non-U.S. tax consequences of the acquisition, ownership or disposition of Common Shares. Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding all U.S. federal, U.S. state and local and non-U.S. tax consequences of the acquisition, ownership, or disposition of Common Shares.

No opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership or disposition of Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, any position taken in this summary. In addition, because the authorities upon which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of This Disclosure

Authorities. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date hereof. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders. For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Common Shares that is for U.S. federal income tax purposes:

•	An individual who is a citizen or resident of the U.S.;
•	A corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;
•	An estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	A trust that (a) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders. For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Common Shares that is not a partnership (or other “pass-through” entity) for U.S. federal income tax purposes and is not a U.S. Holder. This summary does not address the U.S. federal income tax considerations applicable to non-U.S. Holders arising from the acquisition, ownership or disposition of Common Shares.

Accordingly, a non-U.S. Holder should consult its own tax advisor regarding all U.S. federal, U.S. state and local, and non-U.S. tax consequences (including the potential application of and operation of any income tax treaties) relating to the purchase of the Common Shares pursuant to the Offering and the acquisition, ownership or disposition of Common Shares.

Transactions Not Addressed. This summary does not address the tax consequences of transactions effected prior or subsequent to, or concurrently with, any purchase of the securities (whether or not any such transactions are undertaken in connection with the purchase of the securities), other than the U.S. federal income tax considerations to U.S. Holders of the acquisition of Common Shares and the ownership and disposition of such Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations of the acquisition, ownership, or disposition of Common Shares by U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following: (a) tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) broker-dealers, dealers, or traders in securities or currencies that elect to apply a “mark-to- market” accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquire Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) U.S. Holders that own directly, indirectly, or by attribution, 10% or more, by voting power or value, of the outstanding stock of the Company; and (i) U.S. Holders subject to Section 451(b) of the Code. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Common Shares in connection with carrying on a business in Canada; (d) persons whose Common Shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding all U.S. federal, U.S. state and local, and non-U.S. tax consequences (including the potential application and operation of any income tax treaties) relating to the acquisition, ownership, or disposition of Common Shares.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such partnership and the partners (or other owners) of such partnership of the acquisition, ownership, or disposition of the Common Shares generally will depend on the activities of the partnership and the status of such partners (or other owners). This summary does not address the U.S. federal income tax consequences for any such partner or partnership (or other “pass-through” entity or its owners). Owners of entities and arrangements that are classified as partnerships (or other “pass-through” entities) for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the acquisition, ownership, or disposition of Common Shares.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address the U.S. state and local tax, U.S. estate, gift, and generation-skipping tax, U.S. federal net investment income, U.S. federal alternative minimum tax, or foreign tax consequences to U.S. Holders relating to the acquisition, ownership, and disposition of Offered Shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding the U.S. state and local tax, U.S. estate, gift, and generation- skipping tax, U.S. federal net investment income, U.S. federal alternative minimum tax and foreign tax consequences relating to the acquisition, ownership, and disposition of Offered Shares.

U.S. Federal Income Tax Consequences of the Acquisition, Ownership and Disposition of Offered Shares

Classification as a Passive Foreign Investment Company (“PFIC”)

The Company does not believe that it was classified as a PFIC for its taxable year ended August 31, 2024, but has not made a determination as to whether it will or will not be a PFIC in the current tax year or in subsequent tax years.  The determination of PFIC status is inherently factual, is subject to a number of uncertainties, and can be determined only annually at the close of the tax year in question.  Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  There can be no assurance that the Company will or will not be determined to be a PFIC for the current tax year or any prior or future tax year, and no opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or will be requested.  U.S. Holders should consult their own U.S. tax advisors regarding the PFIC status of the Company.  If the Company is classified as a PFIC in any taxable year in which a U.S. Holder holds Offered Shares, the Company generally will be considered a PFIC with respect to such Offered Shares in subsequent taxable years even if the Company is otherwise not a PFIC in such subsequent taxable years. If the Company is considered to be a PFIC with respect to a U.S. Holder’s Offered Shares, such holder generally will be liable to pay income tax at the highest ordinary income tax rate on any “excess distribution” from the Company and on the U.S. Holder’s gain from the disposition of Offered Shares as if such excess distribution or gain had been recognized ratably over the U.S. Holder’s holding period for the Offered Shares, plus interest on such amount as if it were treated as a series of underpayments of tax in such prior years. Each U.S. Holder should consult its own tax advisor regarding the classification of the Company as a PFIC and the consequences of such classification.

Distributions on Common Shares

Subject to the PFIC rules discussed below, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to an Offered Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Offered Shares and thereafter as a gain from the sale or exchange of such Offered Shares (see “Sale or Other Taxable Disposition of Offered Shares” below). However, the Company might not determine its current and accumulated earnings and profits in accordance with U.S. federal income tax principles, and U.S. Holders should therefore assume that any distribution by the Company with respect to its Offered Shares will constitute dividend income. Dividends received on Offered Shares will not be eligible for the “dividends received deduction” allowed to corporations under the Code with respect to dividends received from domestic corporations.

Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention or the Offered Shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company is not classified as a PFIC in the tax year of distribution or in the preceding tax year. If the Company is not a PFIC, dividends paid to a U.S. Holder that do not result in qualified dividend income generally will be taxed at ordinary income tax rates. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

Subject to the PFIC rules discussed below, upon the sale or other taxable disposition of Offered Shares, a U.S. Holder generally will recognize a capital gain or loss in an amount equal to the difference between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the Offered Shares sold or otherwise disposed of. Such capital gain or loss will generally be a long-term capital gain or loss if the Offered Shares have been held for more than one year, and will be a short term gain or loss if the holding period is equal to or less than one year. Such gain generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules unless the gain is subject to tax in Canada and is re-sourced as “foreign source” under the Canada U.S. Tax Convention and such U.S. Holder elects to treat such gain or loss as “foreign source” (see a more detailed discussion at “Foreign Tax Credit” below). Long term capital gains of certain non-corporate U.S. Holders. taxpayers are eligible for reduced rates of taxation. Deductions for capital losses are subject to complex limitations.

PFIC Status of the Company

Because the Company is producing revenue from its mining operations, the Company does not believe that it was classified as a PFIC for its taxable year ended August 31, 2024. If the Company is or becomes a PFIC, the foregoing description of the U.S. federal income tax consequences to U.S. Holders of the ownership of Common Shares will be different. The U.S. federal income tax consequences of owning and disposing of Common Shares if the Company is or becomes a PFIC are described below under the heading “Tax Consequences if the Company is a PFIC.”

A non-U.S. corporation is a PFIC for each tax year in which (i) 75% or more of its gross income is passive income (as defined for U.S. federal income tax purposes) (the “income test”) or (ii) 50% or more (by value) of its assets (based on an average of the quarterly values of the assets during such tax year) either produce or are held for the production of passive income (the “asset test”). For purposes of the PFIC provisions, “gross income” generally includes sales revenues less cost of goods sold, plus income from investments and from incidental or other operations or sources, and “passive income” generally includes dividends, interest, certain rents and royalties, certain gains from commodities or securities transactions and the excess of gains over losses from the disposition of certain assets which product passive income. If a non-U.S. corporation owns at least 25% (by value) of the stock of another corporation, the non-U.S. corporation is treated, for purposes of the income test and asset test, as owning its proportionate share of the assets of the other corporation and as directly receiving its proportionate share of the other corporation’s income.

Under certain attribution and indirect ownership rules, if the Company is a PFIC, U.S. Holders will generally be deemed to own their proportionate share of the Company’s direct or indirect equity interest in any company that is also a PFIC (a “Subsidiary PFIC”), and will be subject to U.S. federal income tax on their proportionate share of (a) any “excess distributions,” as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by the Company or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of Common Shares. Accordingly, U.S. Holders should be aware that they could be subject to tax even if no distributions are received and no redemptions or other dispositions of the Company’s Common Shares are made.

The Company has not conducted a formal analysis of whether or not it will be deemed a PFIC for the tax year ended August 31, 2024, and does not plan to make such a determination for subsequent years. The determination of whether the Company (or a subsidiary of the Company) was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether the Company (or subsidiary) will be a PFIC for any tax year depends on the assets and income of the Company (and each such subsidiary) over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this Prospectus Supplement. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or subsidiary) concerning its PFIC status or that the Company (and any subsidiary) was not, or will not be, a PFIC for any tax year. U.S. Holders should consult their own U.S. tax advisors regarding the PFIC status of the Company.

Tax Consequences if the Company is a PFIC

If the Company is a PFIC for any tax year during which a U.S. Holder holds Common Shares, special rules may increase such U.S. Holder’s U.S. federal income tax liability with respect to the ownership and disposition of such Common Shares. If the Company is a PFIC for any tax year during which a U.S. Holder owns Common Shares, the Company will be treated as a PFIC with respect to such U.S. Holder for that tax year and for all subsequent tax years, regardless of whether the Company meets the income test or the asset test for such subsequent tax years, unless the U.S. Holder makes a “deemed sale” election with respect to the Common Shares. If the election is made, the U.S. Holder will be deemed to sell the Common Shares it holds at their fair market value on the last day of the last taxable year in which the Company qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s Common Shares would not be treated as shares of a PFIC unless the Company subsequently becomes a PFIC. U.S. Holders should consult their own U.S. tax advisors regarding the availability and desirability of a deemed sale election.

Under the default PFIC rules:

•	Any gain realized on the sale or other disposition (including dispositions and certain other events that would not otherwise be treated as taxable events) of Common Shares (including an indirect disposition of the stock of any Subsidiary PFIC) and any “excess distribution” (defined as a distribution to the extent it (together with all other distributions received in the relevant tax year) exceeds 125% of the average annual distribution received during the shorter of the preceding three years or the U.S. Holder’s holding period for the Common Shares) received on Common Shares or with respect to the stock of a Subsidiary PFIC will be allocated ratably to each day of such U.S. Holder’s holding period for the Common Shares;
•	The amount allocated to the current tax year and any year prior to the first year in which the Company was a PFIC will be taxed as ordinary income in the current year;
•	The amount allocated to each of the other tax years (the “Prior PFIC Years”) will be subject to tax at the highest ordinary income tax rate in effect for the applicable class of taxpayer for that year; and
•	An interest charge will be imposed with respect to the resulting tax attributable to each Prior PFIC Year.

A U.S. Holder that makes a timely and effective “mark-to-market” election under Section 1296 of the Code (a “Mark-to-Market Election”) or a timely and effective election to treat the Company and each Subsidiary PFIC as a “qualified electing fund” (a “QEF”) under Section 1295 of the Code (a “QEF Election”) may generally mitigate or avoid the default PFIC rules described above with respect to Common Shares U.S. Holders should be aware that there can be no assurance that the Company has satisfied or will satisfy the recordkeeping requirements that apply to a QEF or that the Company has supplied or will supply U.S. Holders with information such U.S. Holders require to report under the QEF rules in the event that the Company is a PFIC for any tax year.

A timely and effective QEF Election requires a U.S. Holder to include currently in gross income each year its pro rata share of the Company’s ordinary earnings and net capital gains, regardless of whether such earnings and gains are actually distributed. Thus, a U.S. Holder could have a tax liability with respect to such ordinary earnings or gains without a corresponding receipt of cash from the Company. If the Company is a QEF with respect to a U.S. Holder, the U.S. Holder’s basis in the Common Shares will be increased to reflect the amount of the taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the Common Shares and will not be taxed again as a distribution to a U.S. Holder. Taxable gains on the disposition of Common Shares by a U.S. Holder that has made a timely and effective QEF Election are generally capital gains. A U.S. Holder must make a QEF Election for the Company and each Subsidiary PFIC if it wishes to have this treatment. To make a QEF Election, a U.S. Holder will need to have an annual information statement from the Company setting forth the ordinary earnings and net capital gains for the year and the Company may not provide this statement, in which case a QEF Election cannot be made. In general, a U.S. Holder must make a QEF Election on or before the due date for filing its income tax return for the first year to which the QEF Election will apply. Under applicable Treasury Regulations, a U.S. Holder will be permitted to make retroactive elections in particular, but limited, circumstances, including if it had a reasonable belief that the Company was not a PFIC and did not file a protective election. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

Each U.S. Holder should consult its own tax advisor regarding the availability and desirability of, and procedure for, making a timely and effective QEF Election (including a “pedigreed” QEF election where necessary) for the Company and any Subsidiary PFIC.

Alternatively, a Mark-to-Market Election may be made with respect to “marketable stock” in a PFIC if which is stock that is “regularly traded” on a “qualified exchange or other market” (within the meaning of the Code and the applicable U.S. Treasury Regulations). A class of stock that is traded on one or more qualified exchanges or other markets is considered to be “regularly traded” for any calendar year during which such class of stock is traded in other than de minimis quantities on at least 15 days during each calendar quarter. If the Common Shares are considered to be “regularly traded” within this meaning, then a U.S. Holder generally will be eligible to make a Mark-to-Market Election with respect to its Common Shares. However, there is no assurance that the Common Shares will be or remain “regularly traded” for this purpose. A Mark-to-Market Election may not be made with respect to the stock of any Subsidiary PFIC. Hence, a Mark-to-Market Election will not be effective to eliminate the application of the default PFIC rules, described above, with respect to deemed dispositions of Subsidiary PFIC stock, or excess distributions with respect to a Subsidiary PFIC.

A U.S. Holder that makes a timely and effective Mark-to-Market Election with respect to Common Shares generally will be required to recognize as ordinary income in each tax year in which the Company is a PFIC an amount equal to the excess, if any, of the fair market value of such shares as of the close of such taxable year over the U.S. Holder’s adjusted tax basis in such shares as of the close of such taxable year. A U.S. Holder’s adjusted tax basis in the Common Shares generally will be increased by the amount of ordinary income recognized with respect to such shares. If the U.S. Holder’s adjusted tax basis in the Common Shares as of the close of a tax year exceeds the fair market value of such shares as of the close of such taxable year, the U.S. Holder generally will recognize an ordinary loss, but only to the extent of net mark-to-market income recognized with respect to such shares for all prior taxable years. A U.S. Holder’s adjusted tax basis in its Common Shares generally will be decreased by the amount of ordinary loss recognized with respect to such shares. Any gain recognized upon a disposition of the Common Shares generally will be treated as ordinary income, and any loss recognized upon a disposition generally will be treated as an ordinary loss to the extent of net mark-to-market income recognized for all prior taxable years. Any loss recognized in excess thereof will be taxed as a capital loss. Capital losses are subject to significant limitations under the Code.

Each U.S. Holder should consult its own tax advisor regarding the availability and desirability of, and procedure for, making a timely and effective Mark-to-Market Election with respect to the Common Shares.

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the ownership or disposition of Common Shares may (under certain circumstances) be entitled to receive either a deduction or a credit for such Canadian income tax paid generally at the election of such U.S. Holder. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all creditable foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a non-U.S. corporation should be treated as foreign source for this purpose, and gains recognized on the sale of securities of a non-U.S. corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty and if an election is properly made under the Code. However, the amount of a distribution with respect to the Common Shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Special rules apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution, including a constructive distribution, from a PFIC. Subject to such special rules, non-U.S. taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult its own tax advisor regarding their application to the U.S. Holder.

Receipt of Foreign Currency

The amount of any distribution or proceeds paid in Canadian dollars to a U.S. Holder in connection with the ownership of Common Shares, or on the sale or other taxable disposition of Common Shares will be included in the gross income of a U.S. Holder as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the payment, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would generally be treated as ordinary income or loss and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method with respect to foreign currency.

Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

Information Reporting; Backup Withholding

Under U.S. federal income tax law, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a non-U.S. corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of “specified foreign financial assets” includes not only financial accounts maintained in non-U.S. financial institutions, but also, if held for investment and not in an account maintained by certain financial institutions, any stock or security issued by a non-U.S. person, any financial instrument or contract that has an issuer or counterparty other than a U.S. person and any interest in a non-U.S. entity. A U.S. Holder may be subject to these reporting requirements unless such U.S. Holder’s Common Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns on IRS Form 8938, and, if applicable, filing obligations relating to the PFIC rules, including possible reporting on an IRS Form 8621.

Payments made within the U.S. or by a U.S. payor or U.S. middleman of (a) distributions on the Common Shares, and (b) proceeds arising from the sale or other taxable disposition of Common Shares generally will be subject to information reporting. In addition, backup withholding, currently at a rate of 24%, may apply to such payments if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding. Certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. The information reporting and backup withholding rules may apply even if, under the Canada-U.S. Tax Convention, payments are eligible for a reduced withholding rate.

The discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

Medicare Tax

A U.S. Holder that is an individual, estate or a trust that does not fall into a special class of trusts that is exempt from such tax is subject to a 3.8% tax on net investment income at certain income levels. In the case of an individual, the tax will be imposed on the lesser of (1) the individual’s “net investment income” for the relevant taxable year and (2) the excess of the individual’s modified adjusted gross income for the taxable year over $250,000 (in the case of a taxpayer filing a joint return or a surviving spouse), $125,000 (in the case of a married taxpayer filing a separate return) or $200,000 (in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (1) the entity’s “undistributed net investment income” for the taxable year and (2) the excess (if any) of the entity’s “adjusted gross income” over the dollar amount at which the highest tax bracket begins for such entity. Such a U.S. Holder’s net investment income will include its gross dividend income and its net gains from the disposition of Common Shares, unless such dividends or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. Holder that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the Common Shares.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL U.S. TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE OWNERSHIP, EXERCISE OR DISPOSITION OF COMMON SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.

LEGAL MATTERS

Certain legal matters in connection with the securities offered hereby will be passed upon for the Company by REVlaw (a corporate style of Diges Professional Corporation), Toronto, Canada and Lewis Brisbois Bisgaard & Smith, LLP, San Francisco, California with respect to matters of United States law. Ellenoff Grossman & Schole LLP, New York, New York, is representing the Lead Agent in connection with this Offering. As at the date hereof, the aforementioned persons, companies and persons at the companies specified above who participated in the preparation of such reports, statements or opinions, as a group, beneficially own, directly or indirectly, less than 1% of the Company’s outstanding securities of any class and less than 1% of the outstanding securities of the Company’s associates or affiliates.

INTERESTS OF EXPERTS

Information relating to certain of the Company’s mineral properties in this Prospectus Supplement and the documents incorporated by reference herein has been derived from reports, statements or opinions prepared or certified by Virimai Projects (“Virimai”) and Crundwell Metallurgy (“Crundwell”) and this information has been included in reliance on such company’s expertise. Each of Virimai and Crundwell is a qualified person as such term is defined in NI 43-101. None of Virimai and Crundwell, each being companies and persons who have prepared or certified the preparation of reports, statements or opinions relating to the Company’s mineral properties, or any director, officer, employee or partner thereof, as applicable, received or has received a direct or indirect interest in the property of the Company or of any associate or affiliate of the Company.

Dale Matheson Carr-Hilton Labonte LLP, as auditors of the Company, has advised the Company that it is independent from us within the meaning of Code of Professional Conduct of Chartered Professional Accountants of British Columbia.

As at the date hereof, the aforementioned persons, companies and persons at the companies specified above who participated in the preparation of such reports, statements or opinions, as a group, beneficially own, directly or indirectly, less than 1% of the Company’s outstanding securities of any class and less than 1% of the outstanding securities of the Company’s associates or affiliates.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Company are Dale Matheson Carr-Hilton Labonte LLP, an independent registered public accounting firm, 1140 Pender St. W Suite 1500, Vancouver, BC, V6E 4G1.

The transfer agent and registrar for the Common Shares is Odyssey Trust Company at its principal offices in 409 Granville Street, Suite 350, Vancouver, BC, Canada, V6C 1T2.

RISK FACTORS

Prospective investors in a particular offering of the Securities should carefully consider, in addition to information contained in the Prospectus Supplement and Prospectus relating to such offering and the information incorporated, or deemed to be incorporated, by reference herein, including the risk factors, uncertainties and additional information set forth in the Company’s most recent annual information form, for the purposes of such offering, and the risk factors listed below.

There can be no assurance of an active or liquid market for the Common Shares

No assurance can be given that an active or liquid trading market for the Common Shares will be sustained in the United States. If an active or liquid market for the Common Shares fails to be sustained, the prices at which such Common Shares trade may be adversely affected. Whether or not the Common Shares will trade at lower prices depends on many factors, including the liquidity of the Common Shares, prevailing interest rates and the markets for similar securities, general economic conditions and the Company’s financial condition, historic financial performance and future prospects.

If the Offered Shares are traded after their initial issue, they may trade at a discount from their initial sales prices depending on the market and other factors including general economic conditions and the Company’s financial condition. There can be no assurance as to the liquidity of the trading market for the Common Shares.

The Company’s exploration and development activities are highly speculative and involve substantial risks

Except for the Buckreef Gold Project, all of the other Company’s exploration prospects on the Company’s special mining license (“SML”) are in the exploration stage and no mineral reserves have been established. The Company’s exploration work may not result in the discovery of mineable deposits of ore in a commercially economical manner. There may be limited availability of water, which is essential to milling operations, and interruptions may be caused by adverse weather conditions. The Company’s future operations, if any, are subject to a variety of existing laws and regulations relating to exploration and development, permitting procedures, safety precautions, property reclamation, employee health and safety, air quality standards, pollution and other environmental protection controls.

The Company has uninsurable risks

The Company’s business is capital intensive and subject to a number of risks and hazards, including environmental pollution, accidents or spills, industrial and transportation accidents, labour disputes, changes in the regulatory environment, natural phenomena (such as inclement weather conditions, earthquakes, pit wall failures and cave-ins) and encountering unusual or unexpected geological conditions. Many of the foregoing risks and hazards could result in damage to, or destruction of the Company’s mineral properties or future processing facilities, personal injury or death, environmental damage, delays in or interruption of or cessation of their exploration or development activities, delay in or inability to receive regulatory approvals to transport their products, or costs, monetary losses and potential legal liability and adverse governmental action. The Company may be subject to liability or sustain loss for certain risks and hazards against which they do not or cannot insure or which it may reasonably elect not to insure. This lack of insurance coverage could result in material economic harm to the Company.

The Company depends on key personnel

The senior officers of the Company are and will continue to be critical to its success as will recruiting qualified personnel as the Company grows. The number of persons skilled in the acquisition, exploration and development of mining properties is limited and competition, worldwide, for such persons is intense. As the Company’s business activity grows, it will require additional key financial, administrative, regulatory, and mining personnel as well as additional operations staff. If the Company is not successful in attracting and training qualified personnel, the efficiency of its operations could be affected, which could have an adverse impact on future cash flows, earnings, results of operations and the financial condition of the Company.

Certain Company directors or officers may have a conflict of interest

Directors and officers of the Company are or may become directors or officers of other reporting companies or have significant shareholdings in other mineral resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors and officers of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. The Company and its directors and officers will attempt to minimize such conflicts. In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In appropriate cases the Company may establish a special committee of independent directors to review a matter in which one or more directors, or officers, may have a conflict. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to the Company, the degree of risk to which the Company may be exposed and its financial position at that time.

The Company has a limited property portfolio

Currently, the Company holds an interest in the Buckreef Gold Project, the Company’s principal property. As a result, unless the Company develops its other properties or acquires additional property interests, any adverse developments affecting the Buckreef Gold Project could have a material adverse effect upon the Company and would materially and adversely affect the potential future mineral resource production, profitability, financial performance and results of operations of the Company.

The Company is subject to growth-related risks

The Company may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls, as well as on its employee base. The ability of the Company to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of the Company to deal with this growth may have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

Foreign corrupt practices legislation

The Company is subject to the Foreign Corrupt Practices Act (the “FCPA”), the Corruption of Foreign Public Officials Act (Canada) (“CFPOA”), the U. S. Foreign Corrupt Practices Act of 1977, as amended, and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by persons and issuers as defined by the statutes, for the purpose of obtaining or retaining business. It is the Company’s policy to implement safeguards to discourage these practices by its employees; however, its existing safeguards and any future improvements may prove to be less than effective and the Company’s employees, consultants, sales agents or distributors may engage in conduct for which the Company might be held responsible. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect the Company’s business, results of operations or financial condition. In addition, actual or alleged violations could damage the Company’s reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and could consume significant time and attention of management.

Security breaches and other disruptions could compromise the Company’s information and expose it to liability, which would cause its business and reputation to suffer

In the ordinary course of the Company’s business, it collects and stores sensitive data, including intellectual property, its proprietary business information and that of its business partners, and personally identifiable information of its employees in its data centers and on its networks. The secure processing, maintenance and transmission of this information is critical to the Company’s operations and business strategy. Despite its security measures, the information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise the Company’s networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, potential liability under laws that protect the privacy of personal information, and potential regulatory penalties, disrupt the Company’s operations and damage its reputation, and cause a loss of confidence in the Company, which could adversely affect its business and competitive position.

The Company may be characterized as a passive foreign investment company

The Company may be characterized as a passive foreign investment company (“PFIC”). If the Company is determined to be a PFIC, its U.S. shareholders may suffer adverse tax consequences. Under the PFIC rules, for any taxable year that the Company’s passive income or its assets that produce passive income exceed specified levels, the Company will be characterized as a PFIC for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences for the Company’s U.S. shareholders, which may include having certain distributions on its Common Shares and gains realized on the sale of its Common Shares treated as ordinary income, rather than as capital gains income, and having potentially punitive interest charges apply to the proceeds of sales of the Company’s Common Shares and certain distributions.

Certain elections may be made to reduce or eliminate the adverse impact of the PFIC rules for holders of the Company’s Common Shares, but these elections may be detrimental to the shareholder under certain circumstances. The PFIC rules are extremely complex and U.S. investors are urged to consult independent tax advisers regarding the potential consequences to them of the Company’s classification as a PFIC. See “Certain Income Tax Considerations.”

The exploration for and development of mineral deposits involves significant risks

Mineral exploration is highly speculative in nature. There is no assurance that exploration efforts will be successful. Even when mineralization is discovered, it may take several years until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable mineral reserves through drilling. Because of these uncertainties, no assurance can be given that exploration programs will result in the establishment or expansion of mineral resources or mineral reserves. There is no certainty that the exploration expenditures made by the Company towards the search and evaluation of mineral deposits will result in discoveries or development of mineral reserves. Mining operations generally involve a high degree of risk. The Company’s operations are subject to the hazards and risks normally encountered in mineral exploration and development, including environmental hazards, explosions, and unusual or unexpected geological formations or pressures. Such risks could result in damage to, or destruction of, mineral properties, personal injury, environmental damage, delays in mining, monetary losses and possible legal liability.

Mining exploration, development and operating activities are inherently hazardous. The Company’s exploration activities may be interrupted by mining accidents such as cave-ins, rock falls, rock bursts, pit wall failures, fires or flooding. In addition, exploration activities may be reduced if unfavorable weather conditions, ground conditions or seismic activity are encountered, ore grades are lower than expected, the physical or metallurgical characteristics of the ore are less amenable than expected to mining or treatment, dilution increases or electrical power is interrupted. Occurrences of this nature and other accidents, adverse conditions or operational problems in future years may result in the Company’s failure to achieve current or future exploration and production estimates.

The Company cannot accurately predict whether commercial quantities of ore as estimated or projected in the pre-feasibility study will continue to be established as commercial production continues

Whether an ore body will be commercially viable depends on a number of factors beyond the control of the Company, including the particular attributes of the deposit such as size, grade and proximity to infrastructure, as well as mineral prices and government regulations, including regulations relating to permitting, prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The Company cannot accurately predict the exact effect of these factors, but the combination of these factors may result in a mineral deposit being unprofitable. Although the mineral resource estimates included herein have been prepared by the Company, or, in some instances have been prepared, reviewed or verified by independent mining experts, these amounts are estimates only and there is a risk that a particular level of recovery of gold or other minerals from mineral resource will not in fact be realized or that an identified mineralized deposit, if any, will never qualify as a commercially mineable or viable reserve.

Pandemic or other health crisis may adversely affect or restrict the Company’s business and exploration activities

The Company faces risks related to health epidemic and other outbreaks of communicable diseases, which could significantly disrupt its operations and may materially and adversely affect its business, financial operations and results of operations. A health crisis can impact the Company’s business, including its operations and the market for its securities. Future developments surrounding a potential health crisis, such as COVID-19, Ebola, malaria, HIV/AIDS and tuberculosis, are highly uncertain and cannot be predicted at this time. Such future developments include the duration, severity and scope of an outbreak, including a new pandemic or other health crises, and the actions taken to contain or treat an outbreak. In particular, a health crisis could materially and adversely impact the Company’s business including without limitation, increased insurance premiums, limitations on travel, supply chain interruption, inflation, and other factors that will depend on future developments beyond the Company’s control. While these effects are expected to be temporary, the duration of the business disruptions internationally and related financial impact cannot be reasonably estimated at this time. The Company will continue to monitor and stay informed of the global and local reactions to various health crisis and is taking action wherever and whenever possible to mitigate the impact of any health crisis on the staff and operations of the Company. At this time, the Company’s operations have not been materially affected by a health crisis; however, no assurance can be given that a health crisis will not materially affect the Company’s operations in the future.

The Company may not be able to continue to establish the presence of minerals on a commercially viable basis

The Company’s ability to generate revenues and profits, if any, is expected to occur through exploration and development of its existing properties as well as through acquisitions of interests in new properties. The Company may need to incur substantial expenditures in an attempt to continue to establish the economic feasibility of mining operations by identifying mineral deposits and establishing ore reserves through drilling and other techniques, developing metallurgical processes to extract metals from ore, designing facilities and planning mining operations. The economic feasibility of a project depends on numerous factors beyond the Company’s control, including the cost of mining and production facilities required to extract the desired minerals, the total mineral deposits that can be mined using a given facility, the proximity of the mineral deposits to a user of the minerals, and the market price of the minerals at the time of sale. In addition, there is a degree of uncertainty attributable to the calculation and estimates of Mineral Resources and the corresponding metal grades to be mined and recovered. Until Mineral Resources are mined and processed, the quantities of mineralization and metal grades must be considered as estimates only. Any material change in the quantity of Mineral Resources, grades and recoveries may affect the economic viability of the Company’s property. The Company’s existing or future exploration programs or acquisitions, accordingly, may not result in the identification of deposits that can be mined profitably.

The Company depends on consultants, geologists and engineers for its exploration programs

The Company has relied upon consultants, geologists, engineers and others and intends to rely on these parties for exploration and development expertise. Substantial expenditures are required to construct mines, to establish mineral resources and reserves through drilling, to carry out environmental and social impact assessments, to develop metallurgical processes to extract metal from mineral reserves and, in the case of new properties, to develop the exploration and plant infrastructure at any site. If such parties’ work is deficient or negligent or is not completed in a timely manner, it could have a material adverse effect on the Company.

Development of the Company’s projects is based on estimates and the Company cannot guarantee that its projects, if any, will be placed into commercial production or continue with commercial production

Potential production and revenues generated from any of the Company’s properties are estimates only. Estimates are based on, among other things, mining experience, resource estimates, assumptions regarding ground conditions and physical characteristics of ores (such as hardness and presence or absence of certain metallurgical characteristics) and estimated rates and costs of mining and processing. The Company’s actual production from the Buckreef Gold Project may be lower than its production estimates. Each of these factors also applies to future development properties not yet in production at the Company’s other projects. In the case of mines that the Company may develop in the future, it does not have the benefit of actual experience in its estimates, and there is a greater likelihood that the actual results will vary from the estimates. In addition, development and expansion projects are subject to unexpected construction and start-up problems and delays.

The Company’s exploration activities are subject to various Environmental, Health and Safety Laws and Regulations

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental legislation is evolving in a manner that is creating stricter standards, while enforcement, fines and penalties for non-compliance are more stringent. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations. Furthermore, any failure to comply fully with all applicable laws and regulations could have significant adverse effects on the Company, including the suspension or cessation of operations.

Exploration and mining operations involve risks of releases to soil, surface water and groundwater of metals, chemicals, fuels, liquids having acidic properties and other contaminants. Significant risk of environmental contamination from present and past exploration or mining activities still exists for mining companies. The Buckreef Gold Project, except for the main pit, has been the site of artisanal mining. The Company may be liable for environmental contamination and natural resource damages relating to properties that they currently own or operate or at which environmental contamination occurred while or before they owned or operated the properties. No assurance can be given that potential liabilities for such contamination or damages caused by past artisanal mining activities at the Buckreef Gold Project do not exist or that the Company will not be alleged to be responsible for historical liabilities at the Buckreef Gold Project.

In addition, environmental regulators are increasingly requiring financial assurances to ensure that the cost of decommissioning and reclaiming sites is borne by the parties involved, and not by government. It is not possible to predict what level of decommissioning and reclamation (and financial assurances relating thereto) may be required in the future by regulators.

The Company’s exploration activities are subject to community relations and license to operate

The Company’s relationship with the local communities, local authorities, and artisanal miners where it operates is critical to ensure the future success of its existing activities and the potential development and operation of its projects. Failure by the Company to maintain good relations with local stakeholders can result in adverse claims and difficulties for the Company. There is also an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Non-Governmental Organizations (“NGOs”) and civil society groups, some of which oppose resource development, are often vocal critics of the mining industry and its practices, including the use of hazardous substances and the handling, transportation, and storage of various waste, including hazardous waste. Adverse publicity generated by such NGOs and civil society groups or others related to the extractive industries generally, or the Company’s operations specifically, could have a material adverse impact on the Company and its reputation. Reputation loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to the Company’s overall ability to advance its projects, which could have a material adverse impact on the Company’s business, results of operations and financial condition.

Reputational risks.

As a result of the increased usage and the speed and global reach of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users, companies today are at much greater risk of losing control over how they are perceived in the marketplace. Damage to the Company’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity (for example, with respect to the Company’s handling of environmental matters or the Company’s dealings with community groups), whether true or not. The Company places a great emphasis on protecting its image and reputation, but the Company does not ultimately have direct control over how it is perceived by others. Reputation loss may lead to increased challenges in developing and maintaining community relations, decreased investor confidence and an impediment to the Company’s overall ability to advance its projects, thereby having a material adverse impact on financial performance, cash flows and growth prospects.

The Company’s exploration activities are subject to various Licenses and Permits, other Laws and Regulations

The Company’s exploration and development activities require permits and approvals from various government authorities, and are subject to extensive federal, regional and local laws and regulations governing prospecting, exploration, development, production, transportation, exports, taxes, labour standards, occupational health and safety, mine safety and other matters. Such laws and regulations are subject to change, can become more stringent and compliance can therefore become more time-consuming and costly. In addition, the Company may be required to compensate those suffering loss or damage by reason of its activities. The Company will be required to obtain additional licenses and permits from various governmental authorities to continue and expand its exploration and development activities. There can be no guarantee that the Company will be able to maintain or obtain all necessary licenses, permits and approvals that may be required to explore and develop its properties. While the Company does not believe that the changes proposed to Regulation 6(2) of the Mining (State Participation) Regulations 2022 in September, 2022 will have a material effect on the Company’s interest in the Buckreef Gold Project, the full implications of this change and any further changes in laws, policies and regulatory framework could negatively impact the Company and its assets.

The Company’s exploration activities are subject to various commitments

The Company’s mining properties may be subject to various land payments, royalties and/or work commitments. Failure by the Company to meet its payment obligations or otherwise fulfill its commitments under these agreements could result in the loss of related property interests. Additionally, any contractual disagreements may be subject to extensive legal, administrative or arbitral proceedings, which may affect the Company’s rights and may involve significant time and costs to conclude.

The Company is subject to foreign currency risks which may increase our costs and affect our results of operation.

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company has offices in Canada, USA and Tanzania and holds cash mainly in Canadian, Tanzanian and United States currencies. A significant change in the currency exchange rates between the US dollar relative to Canadian dollar and Tanzanian shillings could have an effect on the Company’s results of operations, financial position or cash flows. As at August 31, 2024, the Company had no hedging agreements in place with respect to foreign exchange rates. As the majority of the transactions of the Company are denominated in US and Tanzanian currencies, movements in the foreign exchange rates may not have a material impact on the consolidated statements of comprehensive income (loss).

The Company’s exploration activities are potentially subject to general risks associated with artisanal scale mining.

Artisanal scale mining (ASM) does not impact the current mineral reserves or mining of the Buckreef Main Zone, nor exploration activities within the compensated land areas. Artisanal scale miners are, however, active on the far extremities of, and adjacent to the Buckreef Gold Special Mining License. The Company is aware that artisanal scale mining has occurred and continues to occur in a limited capacity at the Bingwa and Tembo deposits. The extent of this ASM is observed to be limited to narrow vein mining and is currently believed to not materially affect the total contained gold in the historical mineral resource estimates. At the Eastern Porphyry deposit, only minor and now inactive ASM has occurred. In general, artisanal scale miners may be associated with a number of negative impacts which could present risk to humans and property, including environmental degradation, human rights abuse, personal injury or death, security concerns, destruction of property and funding of conflict. The presence of artisanal scale miners can, on rare occasions, also lead to disputes and delays related to project development or operation of commercial gold deposits, and potentially lost gold production as a result of delays or theft. The Company does not purchase any gold from artisanal scale miners.

The Company is subject to the volatility of metal and mineral prices.

Precious metal prices fluctuate widely and are affected by numerous factors beyond the control of the Company. The level of interest rates, the rate of inflation, the world supply of mineral commodities and the stability of exchange rates can all cause significant fluctuations in precious metal prices. Such external economic factors are in turn influenced by changes in international investment patterns, national fiscal policies, monetary systems and political developments. The price of gold has fluctuated widely in recent years. Future price declines could cause commercial production to be impracticable, thereby having a material adverse effect on the Company’s business, financial condition and results of operations. Moreover, the ability of the Company to fund its activities and the valuation of investor companies will depend significantly upon the market price of precious metals.

The Company’s operations are subject to issues relating to security and human rights.

Civil disturbances and criminal activities such as trespass, illegal mining, theft and vandalism may cause disruptions at the Company’s operations in Tanzania which may result in the suspension of operations. There is no guarantee that such incidents will not occur in the future. Such incidents may halt or delay exploration, increase operating costs, result in harm to employees or trespassers, decrease operational efficiency, increase community tensions or result in criminal and/or civil liability for the Company or its employees and/or financial damages or penalties. The manner in which the Company’s personnel respond to civil disturbances and criminal activities can give rise to additional risks where those responses are not conducted in a manner that is consistent with international standards relating to the use of force and respect for human rights. The failure to conduct security operations in accordance with these standards can result in harm to employees or community members, increase community tensions, reputational harm to the Company and its partners or result in criminal and/or civil liability for the Company or its employees and/or financial damages or penalties. It is not possible to determine with certainty the future costs that the Company may incur in dealing with the issues described above at its operations.

The Company may not have clear title to its properties

The Company has investigated its rights to exploit the Buckreef Gold Project, and, to the best of its knowledge, its rights are in good standing. However, no assurance can be given that such rights will not be revoked, or significantly altered, to its detriment. There can also be no assurance that the Company’s rights will not be challenged or impugned by third parties, including local communities.

Some of the Company’s mineral claims may overlap with other mineral claims owned by third parties which may be considered senior in title to the Company mineral claims. The junior claim is only invalid in the areas where it overlaps a senior claim. The Company has not determined which, if any, of the Company mineral claims is junior to a mineral claim held by a third party.

Although the Company is unaware of any existing title uncertainties with respect to Buckreef Gold Project, there is no assurance that such uncertainties will not result in future losses or additional expenditures, which could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Revenues

Although the Company has begun production at the Buckreef Gold Project, there can be no assurance that the Buckreef Gold Project will be profitable from its operations, and even though it may be profitable from operations, that such operating profits will be sufficient to pay for the Company’s current and planned operating expenses and capital expenditures. The Company’s operating expenses and capital expenditures may increase in subsequent years as consultants, personnel and equipment associated with the exploration, development and expansion of its properties are advanced. The development of the Company’s properties may continue to require the commitment of substantial resources. There can be no assurance that the Company will be able to fund its continuing operations on an ongoing basis. There can be no assurance that TRX will achieve long-term profitability.

The Company may require additional capital

The Company will continue to incur development and exploration costs for its plan of operations including in-fill drilling, exploration and technical work for development of the sulphide mineralized material at its Buckreef Gold Project and therefore the Company may require additional capital. Although the Company had cash of approximately US$8.3 million at August 31, 2024, such amount may be insufficient for the Company’s development and exploration plans and operating expenses. Ultimately, the Company’s ability to continue its exploration activities depends in part on the Company’s ability to generate profits or to obtain financing through joint ventures, debt financing, equity financing, production sharing agreements or some combination of these or other means. Further the raising of additional capital by the Company may dilute existing shareholders. No assurance can be given that the Company will be able to raise capital in the future.

There is no certainty regarding the net proceeds to the Company from the Offering.

There is no certainty that US$25,000,000, or any amount, will be raised under the Offering. The Lead Agent has agreed to use commercially reasonable efforts to sell the Offered Shares when and to the extent requested by the Company, but the Company is not required to request the sale of the maximum amount offered or any amount and, if the Company requests a sale, the Lead Agent is not obligated to purchase any Offered Shares that are not sold. As a result of the Offering being made on a commercially reasonable efforts basis with no minimum, and only as requested by the Company, the Company may raise substantially less than the maximum total offering amount or nothing at all.

The actual number of shares we will issue under the ATM Sales Agreement, at any one time or in total, is uncertain.

Subject to certain limitations in the ATM Sales Agreement and compliance with applicable law, we have the discretion to deliver a sales notice to the Lead Agent at any time throughout the term of the ATM Sales Agreement. The number of Common Shares that are sold by Lead Agent after delivering a sales notice will fluctuate based on the market price of the Common Shares during the sales period and limits the Company sets with Lead Agent. Because the price per share of each Common Share sold will fluctuate based on the market price of our Common Shares during the sales period, it is not possible at this stage to predict the number of Common Shares that will be ultimately issued.

The Offered Shares offered hereby will be sold in “at-the-market” offerings, and investors who buy Offered Shares at different times will likely pay different prices.

Investors who purchase Offered Shares in this Offering at different times will likely pay different prices, and so may experience different outcomes in their investment results. The Company will have discretion, subject to market demand, to vary the timing, prices, and numbers of Offered Shares sold, and there is no minimum or maximum sales price. Investors may experience a decline in the value of their Offered Shares as a result of share sales made at prices lower than the prices they paid.

The Company has broad discretion in the use of the net proceeds from the Offering.

Management will have broad discretion with respect to the use of the net proceeds from the Offering and investors will be relying on the judgment of management regarding the application of these proceeds. Management could spend most of the net proceeds from the Offering in ways that the Company’s shareholders may not desire or that do not yield a favorable return. You will not have the opportunity, as part of your investment in the Common Shares, to influence the manner in which the net proceeds of the Offering are used. At the date of this Prospectus Supplement, the Company intends to use the net proceeds from the Offering as described under the heading “Use of Proceeds”. However, the Company’s needs may change as the business and the industry the Company addresses evolve. As a result, the proceeds to be received in the Offering may be used in a manner significantly different from the Company’s current expectations.

Common share prices will likely be highly volatile, and your investment could decline in value or be lost entirely.

The market price of the Common Shares is likely to be highly volatile and may fluctuate significantly in response to various factors and events, many of which the Company cannot control. The stock market in general, and the market for mining company stocks in particular, has historically experienced significant price and volume fluctuations. Volatility in the market price for a particular issuer’s securities has often been unrelated or disproportionate to the operating performance of that issuer. Market and industry factors may depress the market price of the Company’s securities, regardless of operating performance. Volatility in the price for the Company’s securities also increases the risk of securities class action litigation.

Offers or availability for sale of a substantial number of Common Shares may cause the price of our Common Shares to decline.

In the future, in connection with current and future financings, we could have sales of a significant number of our Common Shares in the public market which could harm the market price of our Common Shares and make it more difficult for us to raise funds through future offerings of Common Shares. The Company’s shareholders may sell substantial amounts of its Common Shares in the public market. The availability of these Common Shares for resale in the public market has the potential to cause the supply of its Common Shares to exceed investor demand, thereby decreasing the price of the Common Shares.

As a foreign private issuer, the Company is subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to U.S. shareholders.

The Company is a foreign private issuer under applicable U.S. federal securities laws. As a result, the Company does not file the same reports that a U.S. domestic issuer would file with the SEC, although the Company is required to file with or furnish to the SEC the continuous disclosure documents that the Company is required to file in Canada under Canadian securities laws. In addition, the Company’s officers, directors, and principal shareholders are exempt from the reporting and “short swing” profit rules of Section 16 of the Exchange Act. Therefore, shareholders may not know on as timely a basis when the Company’s officers, directors and principal shareholders purchase or sell Common Shares, as the reporting dates under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer, the Company is exempt from the proxy rules under the Exchange Act.

The Company may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses.

In order to maintain the Company’s current status as a foreign private issuer, a majority of its Common Shares must be either directly or indirectly owned by non-residents of the United States, unless the Company also satisfies one of the additional requirements necessary to preserve this status. The Company may in the future lose its foreign private issuer status if a majority of its Common Shares are held in the United States and it fails to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use the multijurisdictional disclosure system (“MJDS”). If the Company is not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, the Company may lose the ability to rely upon certain exemptions from NYSE American corporate governance requirements that are available to foreign private issuers.

U.S. investors may not be able to obtain enforcement of civil liabilities against the Company.

The enforcement by investors of civil liabilities under the United States federal or state securities laws may be affected adversely by the fact that the Company is governed by the Business Corporations Act (Alberta), that some of the Company’s officers and directors are residents of Canada or otherwise reside outside the United States, and that all, or a substantial portion of their assets and a substantial portion of the Company’s assets, are located outside the United States. It may not be possible for investors to effect service of process within the United States on certain of the Company’s directors and officers or enforce judgments obtained in the United States courts against the Company, certain of its directors and officers based upon the civil liability provisions of United States federal securities laws or the securities laws of any state of the United States.

As of August 31, 2024, the Company’s internal controls and procedures over financial reporting were ineffective, and if the Company continues to fail to improve such controls and procedures, investors could lose confidence in the Company’s financial and other reports, the price of its shares of common stock may decline, and it may be subject to increased risks and liabilities.

As a public company, the Company is subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act of 2002. The Exchange Act requires, among other things, that the Company file annual reports with respect to its business and financial condition. Section 404 of the Sarbanes-Oxley Act requires, among other things, that the Company include a report of its management on the Company’s internal control over financial reporting. The Company is also required to include certifications of its management regarding the effectiveness of its disclosure controls and procedures. For the year ended August 31, 2024, the Company concluded that ICFR was not effective due to a material weakness relating to its information technology general controls (“ITGC”). The Company relies on a third-party service provider that manages its enterprise resource planning (“ERP”) software. As at August 31, 2024, the vendor did not have an assurance audit report to confirm the appropriate ITGCs were in place. As a result, the Company was unable to assess the internal controls related to security, availability, processing integrity and confidentiality surrounding the ERP. The Company did not have appropriate controls to monitor the vendor’s control environment and ITGCs as per the criteria established in the COSO 2013 Framework.

Remediation of Material Weaknesses:

The control deficiency described immediately above was concluded on by management during the year ended August 31, 2024. The Company has prioritized the remediation of the material weakness and is working with its vendor to resolve the issue.

During the year ended August 31, 2024, the Company continued to strengthen its internal controls and is committed to ensuring that such controls are designed and operating effectively. The Company is implementing process and control improvements, and management made the following changes during the year to improve the internal control framework, including the following:

•	Continued working with a third-party service provider to implement and test the design and operating effectiveness of key controls developed in the prior year period. Based on this work, the Company concluded that the majority of internal control deficiencies previously identified have been substantially remediated, except for the material weakness described above.
•	Continued to build an experienced team at Buckreef Gold Company Limited, the Company’s operating subsidiary, including hiring a new site Supply Chain Superintendent and adding additional headcount to enhance controls over the procurement process, document management, segregation of duties and optimization of the Company’s financial reporting close process.

It is the Company’s intention to remediate the material weakness by working closely with its vendor and, if required, designing and implementing additional compensating controls over ITGCs over the course of fiscal 2025.

The Company’s Common Shares must meet the requirements of the NYSE American.

The NYSE American rules provides that the NYSE American may, in its discretion, at any time, and without notice, suspend dealings in or remove any security from listing or unlisted trading privileges, if, among other things, where the financial condition and/or operating results of the issuer appear to be unsatisfactory or it appears that the extent of public distribution or the aggregate market value of the security has become so reduced as to make further dealings on the NYSE American inadvisable. Although the Company has received no indication or notification that its Common Shares may be delisted, in light of the current per common share price and the Company’s financials, there is no assurance that the Company’s Common Shares will continue to be listed on the NYSE American.

The Company’s Common Shares must meet the requirements of the TSX.

The TSX rules provides that the TSX may, in its discretion, at any time, and without notice, suspend dealings in or remove any security from listing or unlisted trading privileges, if, among other things, where the financial condition and/or operating results of the issuer appear to be unsatisfactory or it appears that the extent of public distribution or the aggregate market value of the security has become so reduced as to make further dealings on the TSX inadvisable. Although the Company has received no indication or notification that its Common Shares may be delisted, in light of the current per common share price and the Company’s financials, there is no assurance that the Company’s Common Shares will continue to be listed on the TSX.

There are no assurances that we will ever pay any dividends on our Common Shares, and any return to investors is expected to come, if at all, only from potential increases in the price of our Common Shares.

The Company has never paid dividends on our Common Shares and have no intention of paying any dividends in the near future. Whether we pay any dividends in the future will depend on our financial condition, results of operations, and other factors that we will consider. Any return to investors is expected to come, if at all, only from potential increases in the price of our Common Shares.

PURCHASERS’ STATUTORY RIGHTS OF RESCISSION AND WITHDRAWAL

Securities legislation in some provinces and territories of Canada provides purchasers of securities with the right to withdraw from an agreement to purchase securities and with remedies for rescission or, in some jurisdictions, revisions of the price, or damages if the prospectus, prospectus supplement, and any amendment relating to securities purchased by a purchaser are not sent or delivered to the purchaser. However, purchasers of Common Shares distributed under an at-the market distribution by the Company do not have the right to withdraw from an agreement to purchase the Common Shares and do not have remedies of rescission or, in some jurisdictions, revisions of the price, or damages for non-delivery of the prospectus, prospectus supplement, and any amendment relating to Common Shares purchased by such purchaser because the prospectus, prospectus supplement, and any amendment relating to the Common Shares purchased by such purchaser will not be sent or delivered, as permitted under Part 9 of National Instrument 44-102 Shelf Distributions.

Securities legislation in some provinces and territories of Canada further provides purchasers with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus, prospectus supplement, and any amendment relating to securities purchased by a purchaser contains a misrepresentation. Those remedies must be exercised by the purchaser within the time limit prescribed by securities legislation. Any remedies under securities legislation that a purchaser of Common Shares distributed under an at-the-market distribution by the Company may have against the Company or its agents for rescission or, in some jurisdictions, revisions of the price, or damages if the prospectus, prospectus supplement, and any amendment relating to securities purchased by a purchaser contain a misrepresentation will remain unaffected by the non-delivery of the prospectus referred to above.

A purchaser should refer to applicable securities legislation for the particulars of these rights and should consult a legal adviser.

ENFORCEMENT OF U.S. CIVIL LIABILITIES

The Company is incorporated in the Province of Alberta. Some of the Company’s directors and officers, and the experts named in this Prospectus Supplement, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets may be, and a substantial portion of the Company’s assets are, located outside the United States. The Company has appointed an agent for service of process in the United States (as set forth in the Prospectus), but it may be difficult for holders of securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon the Company’s civil liability and the civil liability of the Company’s directors, officers and experts under the United States federal securities laws. The Company has been advised that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws or the securities or “blue sky” laws of any state within the United States, would likely be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. The Company has also been advised, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of the liability predicated solely upon U.S. federal securities laws.

The Company has filed with the SEC, concurrently with its registration statement on Form F-10 of which this Prospectus Supplement is a part, an appointment of agent for service of process. The Company appointed National Registered Agents, Inc., 1015 15th Street N.W., Suite 1000, Washington, D.C. 20005 , as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court arising out of or related to or concerning the Offering of the Offered Shares under this Prospectus Supplement.

WHERE YOU CAN FIND MORE INFORMATION

The Company is required to file with the securities commission or authority in each of the applicable provinces of Canada where it is a reporting issuer, annual and quarterly reports, material change reports and other information. In addition, the Company is subject to the informational requirements of the U.S. Exchange Act and applicable Canadian securities legislation, and, in accordance therewith, file reports and other information with the SEC under the U.S. Exchange Act. Under the multi-jurisdictional disclosure system adopted by the United States and Canada, these reports and other information (including financial information that the Company files with the SEC) may be prepared in accordance with the disclosure requirements of Canada, which differ in certain respects from those in the United States. As a foreign private issuer within the meaning of rules made under the U.S. Exchange Act, we are exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Company is not required to publish financial statements as promptly as United States companies.

The Company has filed with the SEC a Registration Statement on Form F-10 relating to the Offered Shares. This Prospectus Supplement does not contain all of the information contained in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this Prospectus Supplement about the contents of any contract, agreement or other documents referred to herein are not necessarily complete, and in each instance, you should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

The Company is subject to the information requirements of the U.S. Exchange Act and applicable Canadian securities legislation and, in accordance therewith, file reports and other information with the SEC and with the securities regulators in Canada. Under Multi-Jurisdictional Disclosure System adopted by the United States and Canada, documents and other information that the Company files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer within the meaning of rules made under the U.S. Exchange Act, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Company is not required to publish financial statements as promptly as United States companies.

You may read any document that we file with, or furnish to, the securities commissions and authorities of the provinces and territories of Canada through SEDAR+ at www.sedarplus.ca, and any document we file with, or furnish to, the SEC at www.sec.gov.

CERTIFICATE OF THE COMPANY

Dated: February 7, 2025

The short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, will, as of the date of a particular distribution of securities under the prospectus, constitute full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and the supplement as required by the securities legislation of each of the provinces of Canada, except for Québec.

TRX GOLD CORPORATION

By: (Signed) STEPHEN MULLOWNEY Chief Executive Officer	By: (Signed) MICHAEL LEONARD Chief Financial Officer

On Behalf of the Board of Directors

By: (Signed) NORMAN BETTS Director	By: (Signed) SHUBO RAKHIT Director

This short form prospectus is a base shelf prospectus. This short form prospectus has been filed under legislation in each of the provinces and territories of Canada, other than the province of Québec, that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. TRX Gold Corporation has filed a registration statement on Form F-10 with the United States Securities and Exchange Commission under the United States Securities Act of 1933, as amended, with respect to these securities. See “Plan of Distribution”.

This Prospectus may qualify an "at-the-market distribution", as such term is defined in National Instrument 44- 102 – Shelf Distributions.

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of TRX Gold Corporation at 277 Lakeshore Road East, Suite 403, Oakville, Ontario, L6J 1H9, telephone 1.647.515.3310, and are also available electronically at www.sedarplus.ca.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	January 10, 2025

TRX Gold Corporation

US$100,000,000

Common Shares
Debt Securities
Warrants
Units

TRX Gold Corporation (the “Company”) may offer for sale and issue from time to time, in any combination: (i) Common Shares of the Company (“Common Shares”); (ii) debt securities of the Company (“Debt Securities”); (iii) Warrants exercisable to acquire Common Shares and/or other securities of the Company (“Warrants”); or (iv) securities comprised of one or more of Common Shares, Debt Securities and/or Warrants offered together as a unit (“Units”, and together with the Common Shares, the Debt Securities and the Warrants, the “Securities”) up to an aggregate initial offering price of US$100,000,000 (or its equivalent in Canadian dollars or any other currency or currency unit used to denominate the Securities) during the 25-month period that this short form base shelf prospectus (this “Prospectus”), including amendments hereto, remains effective.

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The Company has filed a registration statement on Form F-10, as amended (File No. 333-283907) (the “U.S. Registration Statement”), with respect to the offerings of the Securities with the United States Securities and Exchange Commission (the “SEC”) under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”). .

The specific terms of any Securities offered will be described in one or more shelf prospectus supplements (collectively or individually, as the case may be, a “Prospectus Supplement”), and may include, where applicable: (i) in the case of Common Shares, the number of Common Shares being offered, the offering price and any other specific terms; (ii) in the case of Debt Securities, the specific designation, aggregate principal amount, whether payment on the Debt Securities will be senior or subordinated to the issuer’s other liabilities and obligations, denomination (which may be in U.S. dollars or any other currency or in units based on or relating to foreign currencies), maturity date, interest rate (which may be fixed or variable) or method of determining the interest rates, any conversion or exchange rates attached to the Debt Securities, whether the issuer may redeem the Debt Securities at its option, whether the Debt Securities will be secured by any of the Company’s assets or guaranteed by one or more affiliates or associates of the Company and any other specific terms; (iii) in the case of Warrants, the number of Warrants being offered, the offering price, the terms, conditions and procedures for the exercise of such Warrants into or for Common Shares and/or other securities of the Company and any other specific terms; and (v) in the case of Units, the number of Units being offered, the offering price, the terms of the Common Shares, Debt Securities and/or Warrants, as the case may be, underlying the Units, and any other specific terms. A Prospectus Supplement may include specific variable terms pertaining to the Securities that are not within the alternatives and parameters described in this Prospectus.

This Prospectus may qualify an "at-the-market distribution", as such term is defined in National Instrument 44- 102 – Shelf Distributions ("NI 44-102") of the Common Shares. The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, the Securities may be offered at market prices prevailing at the time of sale, at prices determined by reference to the prevailing price of a specified security in a specified market or at prices to be negotiated with purchasers, including sales in transactions that are deemed to be "at-the-market distributions", including sales made on existing trading markets for the Securities, and as set forth in an accompanying Prospectus Supplement. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution. See "Plan of Distribution".

All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be deemed to be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of such Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains. Investors should read the Prospectus and any applicable Prospectus Supplement carefully before investing in the Securities.

This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this prospectus in accordance with the disclosure requirements of its home country. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated herein, if any, have been prepared in accordance with foreign generally accepted accounting principles, and may be subject to foreign auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in the home country of the Company. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein.

The enforcement by investors of civil liabilities under the federal securities laws may be affected adversely by the fact that the Registrant is incorporated or organized under the laws of a foreign country, that some or all of its officers and directors may be residents of a foreign country, that some or all of the underwriters or experts named in the registration statement may be residents of a foreign country, and that all or a substantial portion of the assets of the Registrant and said persons may be located outside the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Company may sell Securities to or through underwriters or dealers purchasing as principals and may also offer and sell the Securities to one or more purchasers directly or through agents, subject to any exemption from registration requirements, from time to time. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent engaged in connection with the offering and sale of Securities, and will set forth the method of distribution of such Securities, including, to the extent applicable, the proceeds to the Company and any fees, discounts or other compensation payable to such underwriters, dealers or agents and any other material terms of the plan of distribution.

In connection with any offering of Securities other than an “at-the-market distribution” (unless otherwise specified in the relevant Prospectus Supplement), the underwriters or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be interrupted or discontinued at any time. No underwriter or dealer involved in an “at-the-market distribution” under this Prospectus, no affiliate or of such an underwriter or dealer and no person or company acting jointly or in concert with such underwriter or dealer will over-allot securities in connection with such distribution or affect any other transactions that are intended to stabilize or maintain the market price of the Securities. In the event of an underwritten offering of Securities, in certain circumstances, the underwriters, dealers or agents may offer the Securities at a price lower than the offering prices stated in the applicable Prospectus Supplement. See "Plan of distribution.”

The outstanding Common Shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “TRX” and on the NYSE American (the “NYSE American”) under the symbol “TRX”. The closing price of the Common Shares on the TSX on January 9, 2025 and on the NYSE American on January 8, 2025 , the last trading day before the date of this Prospectus, was Cdn$0.485 and US$0.3349, respectively, per Common Share.

There is no market through which the Debt Securities, Warrants or Units may be sold and purchasers may not be able to resell such securities purchased under this Prospectus. This may affect the pricing of the Debt Securities, Warrants and Units in the secondary market, the transparency and availability of trading prices, the liquidity of such securities, and the extent of issuer regulation. See “Risk Factors — No Market for Debt Securities, Warrants or Units”.

An investment in the Securities involves a high degree of risk and must be considered speculative due to the nature of the Company’s business, the present stage of development of its mineral projects and the fact that the Company does not yet have revenue-generating activities. Prospective investors should carefully consider the risk factors described in and incorporated by reference into this Prospectus. See “Cautionary Statement regarding Forward-Looking Information” and “Risk Factors” in this Prospectus.

No underwriter has been involved in the preparation of the Prospectus or performed any review of the contents of the Prospectus.

The Company’s registered address is 400 3rd Avenue SW, Suite 3700, Calgary, AB T2P 4H2, and head office is located at 277 Lakeshore Road East, Suite 403, Oakville, Ontario, L6J 1H9.

TABLE OF CONTENTS

GENERAL MATTERS	1
DOCUMENTS INCORPORATED BY REFERENCE	1
NOTICE TO INVESTORS REGARDING IFRS	2
RESOURCE AND RESERVE ESTIMATES	2
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION	3
THE COMPANY	4
RECENT DEVELOPMENTS	5
CONSOLIDATED CAPITALIZATION	5
USE OF PROCEEDS	5
PLAN OF DISTRIBUTION	5
EARNING COVERAGE RATIO	6
PRIOR SALES	6
DIVIDEND POLICY	6
DESCRIPTION OF COMMON SHARES	6
DESCRIPTION OF WARRANTS	7
DESCRIPTION OF DEBT SECURITIES	9
DESCRIPTION OF UNITS	10
TRADING PRICE AND VOLUME	11
CERTAIN INCOME TAX CONSIDERATIONS	11
INTERESTS OF EXPERTS	11
AUDITORS, TRANSFER AGENT AND REGISTRAR	11
RISK FACTORS	12
ENFORCEABILITY OF CIVIL LIABILITIES AGAINST NON-U.S. PERSONS	18

GENERAL MATTERS

In this prospectus, references to “TRX”, the “Company”, “we”, “us” and “our” refers, collectively, to TRX Gold Corporation and its subsidiaries.

DOCUMENTS INCORPORATED BY REFERENCE

Under the multi-jurisdictional disclosure system adopted by Canada and the United States, information has been incorporated by reference in this Prospectus from documents filed with the securities commissions or similar authorities in the provinces and territories of Canada and filed with the SEC. Copies of the documents incorporated in this Prospectus by reference may be obtained on request without charge from the Corporate Secretary of the Company 277 Lakeshore Road East, Suite 403, Oakville, Ontario, L6J 1H9. In addition, copies of the documents incorporated by reference herein may be obtained from the securities commissions or similar authorities in Canada through SEDAR+ at www.sedarplus.ca. and on EDGAR, which can be accessed electronically at www.sec.gov/edgar.

The following documents of the Company, filed with the securities commissions or similar authorities in the provinces and territories of Canada and with the SEC, are specifically incorporated by reference into and form an integral part of this Prospectus:

a)	the material change report dated December 6, 2024 regarding the appointment of Richard Boffey as Chief Operating Officer and the resignation of Andrew Cheatle as Chief Operating Officer and Director of the Company, filed on SEDAR+ on December 6, 2024;

b)	the audited consolidated financial statements of the Company for the years ended August 31, 2024 and 2023, together with the notes thereto and the auditor’s report thereon (the “Annual Financial Statements”), filed on SEDAR+ on November 29, 2024 (incorporated by reference to Exhibit 99.2 of registrant’s Annual Report on Form 40-F for the fiscal year ended August 31, 2024, filed with the SEC on November 29, 2024);

c)	the management’s discussion and analysis of the financial condition and results of operations of the Company for the year ended August 31, 2024 (the “Annual MD&A”), filed on SEDAR+ on November 29, 2024 (incorporated by reference to Exhibit 99.3 of registrant’s Annual Report on Form 40-F for the fiscal year ended August 31, 2024, filed with the SEC on November 29, 2024);

d)	the Company’s annual information form for the fiscal year ended August 31, 2024 (the “AIF”), filed on SEDAR+ on November 29, 2024 (incorporated by reference to Exhibit 99.1 of registrant’s Annual Report on Form 40-F for the fiscal year ended August 31, 2024, filed with the SEC on November 29, 2024);

e)	the notice of meeting and management information circular of the Company dated January 15, 2024, distributed in connection with the annual and special meeting of shareholders held on February 29, 2024 (the “Circular”), filed on SEDAR+ on January 30, 2024 (incorporated by reference to Exhibit 99.1 of registrant’s Form 6-K for the month of March 2024 filed with the SEC on March 14, 2024); and

f)	the Company’s National Instrument 43-101 (“NI 43-101”) Independent Technical Report – Updated Mineral Resource Estimate for the Buckreef Gold Mine Project, Tanzania, East Africa, filed on SEDAR+ on June 23, 2020 (incorporated by reference to Form 6-K for the month of June 2020 filed with the SEC on June 25, 2020, as amended on July 20, 2021);

However, these documents are not incorporated by reference to the extent their contents are modified or superseded by a statement contained in this Prospectus or in any other subsequently filed document that is also incorporated by reference in this Prospectus. To the extent that any document or information incorporated by reference into this Prospectus is included in a report that is filed with the SEC pursuant to the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement (in the case of a report on Form 6-K, if and to the extent expressly provided in such report).

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Any documents of the type required by section 11.1 of Form 44-101F1 of National Instrument 44- 101 — Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus, if filed by the Company with the securities commissions or similar regulatory authorities in the provinces and territories of Canada in which this Prospectus has been filed subsequent to the date of this Prospectus and prior to the termination of the distribution, shall be deemed to be incorporated by reference in this Prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that was required to be stated or that was necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

Upon a new annual information form and related annual audited financial statements and the management’s discussion and analysis in respect thereof being filed by the Company with, and where required, accepted by, the applicable securities regulatory authorities during the currency of this Prospectus, the previous annual information form, the previous annual audited financial statements, all interim unaudited financial statements and the management’s discussion and analysis in respect thereof, material change reports and business acquisition reports filed by the Company prior to the commencement of the Company’s fiscal year in which the new annual information form was filed shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder. Upon an interim unaudited financial statements and the management’s discussion and analysis in respect thereof being filed by the Company with the applicable securities regulatory authorities during the currency of this Prospectus, all interim unaudited financial statements and the management’s discussion and analysis in respect thereof filed prior to the new interim unaudited financial statements shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder. Upon a new management information circular relating to an annual meeting of shareholders of the Company being filed by the Company with the applicable securities regulatory authorities during the currency of this Prospectus, the management information circular for the preceding annual meeting of shareholders shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder.

A Prospectus Supplement containing the specific terms of an offering of any Securities, updated disclosure of earnings interest coverage ratios (if applicable) and any additional or updated information that the Company may elect to include (provided that such information does not describe a material change that has not already been the subject of a material change report or a prospectus amendment) will be delivered to purchasers of such Securities, together with this Prospectus, and will be deemed to be incorporated into this Prospectus as of the date of such Prospectus Supplement, but only for purposes of the offering of such Securities covered by that Prospectus Supplement.

NOTICE TO INVESTORS REGARDING IFRS

The Company prepares its financial statements in accordance with IFRS. The Annual Financial Statements and the corresponding Annual MD&A, incorporated by reference in this Prospectus, have been prepared in accordance with IFRS.

RESOURCE AND RESERVE ESTIMATES

This Prospectus and the documents incorporated by reference herein have been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the United States securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources,”, “indicated mineral resources,” “measured mineral resources” and “mineral resources” used or referenced in this Prospectus and the documents incorporated by reference herein are Canadian mineral disclosure terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”).

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For United States reporting purposes, the SEC has adopted amendments to its disclosure rules (the “SEC Modernization Rules”) to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Exchange Act. The SEC Modernization Rules more closely align the SEC’s disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in Industry Guide 7 under the U.S. Securities Act. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the MJDS, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and provides disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by United States companies. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding definitions under the CIM Standards, as required under NI 43-101.

United States investors are cautioned that while the above terms are “substantially similar” to the corresponding CIM Definition Standards, there are differences in the definitions under the SEC Modernization Rules and the CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Certain information in this Prospectus and the documents incorporated by reference herein may constitute “forward-looking information”, as such term is used in applicable Canadian securities legislation, about the Company including its financial condition, results of operations, business strategies, operating efficiencies, synergies, revenue enhancements, competitive positions, plans and objectives of management and growth opportunities of the Company, various matters with respect to the markets for Common Shares and Debt Securities and other matters. Forward-looking information generally can be identified by the use of words such as “outlook”, “objective”, “may”, “might”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “should”, “plans”, “continue” or similar expressions suggesting future outcomes or events.

Material factors or assumptions that were applied in providing forward-looking information, include, but are not limited to the Company’s future growth potential, its results of operations, future cash flows, the continued performance and business prospects and opportunities of the Company, the completion of certain transactions, the Company’s ability to continue to develop and grow, the Company’s future levels of indebtedness, and the tax laws as currently in effect remaining unchanged and the current general regulatory environment and economic conditions remaining unchanged. Many of these factors or assumptions could affect the Company’s actual results and could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statement made by the Company or on its behalf.

Forward-looking information contained in this Prospectus reflects management’s current expectations regarding future events and operating performance and speaks only as of the date of this Prospectus. Such forward-looking information is based on currently available competitive, financial and economic data and operating plans and is subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or general industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Examples of such forward-looking information include, but are not limited to, statements with respect to the following:

•	the ability to achieve production, cost and capital guidance;

•	the ability to advance drill plans;

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•	the success of mining, processing, exploration and development activities;

•	the Company’s ability to generate sufficient cash flow to service its debt obligations or implement its business plan, including financing internal or external growth opportunities;

•	the estimation and realization of mineral reserves and mineral resources;

•	expectations regarding maintenance and capital expenditures; and

•	the impact of legislative, regulatory, competitive, technological and environmental changes.

Forward-looking information involves significant risks and uncertainties, should not be read as a guarantee of future performance or results, and will not necessarily be an accurate indication of the times at or by which such performance or results will be achieved. In addition, a number of factors could cause actual results to differ materially from the results discussed in the forward-looking information, including, but not limited to, the other risk factors under the heading “Risk Factors” in this Prospectus, and other risk factors relating to the Company and the mining industry, as detailed from time to time in the Company’s filings with the SEC and the Canadian Securities Administrators, including, without limitation, the Company’s most recent AIF. The impact of any one factor on a particular piece of forward-looking information is not determinable with certainty as such factors are interdependent upon other factors, and management’s course of action would depend upon its assessment of the future considering all information then available.

The Company’s business is both highly competitive and subject to various risks. Should any risk factor affect the Company in an unexpected manner, or should assumptions underlying the forward-looking information prove incorrect, the actual results or events may differ materially from the results or events predicted. Unless otherwise indicated, forward-looking information does not take into account the effect that transactions or non-recurring or other special items announced or occurring after the date it is provided may have on the business of the Company. All of the forward-looking information reflected in this Prospectus and the documents incorporated by reference herein are qualified by these cautionary statements. There can be no assurance that the results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences for the Company. Forward-looking information is provided and forward-looking statements are made as of the date of this Prospectus and except as may be required by applicable law, the Company disclaims any intention and assumes no obligation to publicly update or revise such forward-looking information or forward-looking statements whether as a result of new information, future events or otherwise.

THE COMPANY

TRX Gold Corporation was originally incorporated under the name “424547 Alberta Ltd.” in the Province of Alberta on July 5, 1990, under the Business Corporations Act (Alberta). The name was changed to “Tan Range Exploration Corporation” on August 13, 1991. The name of the Company was again changed to “Tanzanian Royalty Exploration Corporation” on February 28, 2006. Subsequently, at the 2019 Annual Meeting, the shareholders approved a change of name to Tanzanian Gold Corporation. The name changed to Tanzanian Gold Corporation became effective in the Province of Alberta, Canada on April 17, 2019. The Articles of the Company were further amended on May 24, 2022, to change the name of the Company to its present name of “TRX Gold Corporation”. The Articles of the Company were further amended on February 23, 2023, to allow for meetings of shareholders to be held in any location or manner as determined by the board. The Company is also registered in the Province of British Columbia as an extra-provincial company under the Business Corporations Act (British Columbia).

The principal executive office of the Company is located at 277 Lakeshore Road East, Suite 403, Oakville, Ontario, L6J 1H9, and its telephone number is 1.647.515.3310. We maintain a website at http://www.trxgold.com. Information contained on, or that can be accessed through, our website is not part of this prospectus.

The Company’s main area of interest has been in the exploration and development of gold properties, with a primary focus on exploring for and developing gold properties in the United Republic of Tanzania (“Tanzania”). Tanzania remains the focus of the Company’s exploration and development activities. The Company’s primary asset is its interest in the Buckreef Gold Project, a joint venture that is 55% owned by one of the Company’s subsidiaries (TRX Gold Tanzania Limited) and 45% is owned by the State Mining Corporation (“STAMICO”), a Governmental agency of Tanzania.

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The Company is rapidly advancing the Buckreef Gold Project. Anchored by a Mineral Resource published in May 2020, the project currently hosts an NI 43-101 Measured and Indicated Mineral Resource (“M&I Resource”) of 35.88 million tonnes (“MT”) at 1.77 grams per tonne (“g/t”) gold containing 2,036,280 ounces (“oz”) of gold and an Inferred Mineral Resource of 17.8 MT at 1.11 g/t gold for 635,540 oz of gold. The leadership team is focused on creating both near-term and long-term shareholder value by increasing gold production to generate positive cash flow. The positive cash flow will be utilized for exploratory drilling with the goal of increasing the current mineral resource base and advancing the larger project development which represents 90% of current mineral resources. The Company’s actions are guided by the highest environmental, social and corporate governance (“ESG”) standards, evidenced by the relationships and programs that the Company has developed during its nearly two decades of presence in the Geita Region, Tanzania. Please refer to the Company’s NI 43-101.

RECENT DEVELOPMENTS

The Company’s Buckreef Gold Project produced 19,389 ounces in fiscal 2024, in line with revised full year production guidance, and sold approximately 19,075 ounces of gold. This compares to production of approximately 20,759 ounces of gold and sales of 20,864 ounces of gold in fiscal 2023.

The Company expects an increase in throughput and production in fiscal 2025, reflecting a full year of operations from the expanded 2,000 tonnes per day processing plant that was fully commissioned at the end of the fourth quarter 2024. The Company is working on optimizing mill efficiency and is in the process of developing finer grinding initiatives to achieve higher gold recoveries. Additionally, the Company expects to substantially increase exploration drilling in F2025, with a focus on high-priority gold zones, such as Stamford Bridge, as well as Buckreef Main, Buckreef West, Anfield and Eastern Porphyry. The newly discovered Stamford Bridge Zone is highly prospective and may become a bridge between the Buckreef Main Zone, Eastern Porphyry and Anfield Zones.

CONSOLIDATED CAPITALIZATION

There have been no material changes in the share and loan capital of the Company, on a consolidated basis, since August 31st, 2024 (the period end of the most recently filed consolidated annual financial statements of the company incorporated by reference in this prospectus). As of the date of this Prospectus, there were 280,873,229 Common Shares issued and outstanding, as well as 36,190,769 Warrants, 17,008,732 stock options, and 3,284,375 Restricted Stock Units of the Company which, if exercised or settled, would result in the issuance of an additional 338,357,106 Common Shares. The applicable Prospectus Supplement will describe any material change in, and the effect of such material change on, the share and loan capital of the Company that will result from the issuance of securities pursuant to such Prospectus Supplement.

USE OF PROCEEDS

Unless otherwise indicated in the applicable prospectus supplement, information incorporated by reference or free writing prospectus, we intend to use the net proceeds from the sale of securities for capital expenditures, continued exploration, development, acquisitions, general corporate purposes and working capital.

PLAN OF DISTRIBUTION

The Company may sell Securities to or through underwriters or dealers and may also sell Securities to one or more other purchasers directly or through agents, subject to any exemption from registration requirements. The Securities may be sold from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or negotiated prices, including sales in transactions that are deemed to be “at-the- market distributions” as defined in ”)NI 44-102, including sales made directly on the NYSE American or TSX or other existing trading markets for the Securities. Any such transactions that are deemed “at-the-market-distributions” will be subject to regulatory approval.

Each Prospectus Supplement relating to a particular offering of Securities will set forth the terms of the offering, including the name or names of any underwriters, dealers or agents and the method of distribution of such Securities, including, to the extent applicable, the initial offering price of the Securities, the proceeds to the Company and any fees, discounts or other compensation payable to such underwriters, dealers or agents and any other material terms of the plan of distribution.

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Underwriters, dealers and agents who participate in the distribution of Securities may be entitled under agreements to be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which they may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

Any offering of Debt Securities, Warrants or Units will be a new issue of securities with no established trading market. Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities, Warrants or Units will not be listed on any securities exchange. Certain dealers may make a market in the Debt Securities, Warrants or Units, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any dealer will make a market in the Debt Securities, Warrants or Units or as to the liquidity of the trading market, if any, for such securities.

In connection with any offering of Securities (other than an “at-the-market distribution” and unless otherwise specified in the relevant Prospectus Supplement), the underwriters, dealers or agents may over- allot or effect transactions which stabilize or maintain the market price of the Securities offered at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time. A purchaser that acquires Securities forming part of an over-allocation position acquires such Securities under this Prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the over-allotment option or secondary market purchases. No underwriter, dealer or agent, no affiliate of such an underwriter, dealer or agent and no person acting jointly or in concert with such an underwriter, dealer or agent involved in an “at-the-market distribution” will over- allot Securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities.

In the event of an underwritten offering of Securities, the underwriters, dealers or agents propose to offer the Securities to the public at the offering price stated in the applicable Prospectus Supplement. After a reasonable effort has been made to sell all of the Securities at the offering price, the underwriters, dealers or agents may subsequently reduce and thereafter change, from time to time, the price at which the Securities are offered; provided that the Securities are not at any time offered at a price greater than the offering price. The compensation realized by such underwriters, dealers or agents will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters, dealers or agents to the Company.

EARNING COVERAGE RATIO

Earnings coverage ratios will be provided in the applicable Prospectus Supplement(s) with respect to any issuance and sale of Debt Securities pursuant to this Prospectus.

PRIOR SALES

Information in respect of the common shares that the Company issued within the previous 12-month period, including Shares that the Company issued either upon the exercise of options, or any other equity compensation plan, will be provided as required in a Prospectus Supplement with respect to the issuance of securities pursuant to such Prospectus Supplement.

DIVIDEND POLICY

The Company has not declared or paid any dividends on its Common Shares since the date of its incorporation. The Company intends to retain its earnings, if any, to finance the growth and development of its business and does not expect to pay dividends or to make any other distributions in the near future. The Company's board of directors will review this policy from time to time having regard to the Company’s financing requirements, financial condition, and other factors considered to be relevant.

DESCRIPTION OF COMMON SHARES

The Company is authorized to issue an unlimited number of Common Shares without par value. As of the date of this Prospectus, there were 281,873,229 Common Shares issued and outstanding as fully paid and non-assessable Common Shares.

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Each holder of Common Shares is entitled to one vote for each share on all matters submitted to a vote of the shareholders, and each holder does not have cumulative voting rights. Accordingly, the holders of a majority of the Common Shares entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose.

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of Common Shares are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. In the event of our liquidation, dissolution or winding up, holders of Common Shares will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding preferred shares.

Holders of Common Shares have no pre-emptive or conversion rights or other subscription rights and there are no redemption or sinking fund provisions applicable to the common share. All outstanding Common Shares are, and the Common Shares offered by us in this offering, when issued and paid for, will be fully paid and non-assessable. The rights, preferences and privileges of the Common Shares are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred share which we may designate in the future.

DESCRIPTION OF WARRANTS

General

We may issue Warrants to purchase Common Shares. We may issue the Warrants independently or together with any underlying securities, and the Warrants may be attached or separate from the underlying securities. We may also issue a series of Warrants under a separate warrant agreement to be entered into between us and a warrant agent. The warrant agent will act solely as our agent in connection with the Warrants of such series and will not assume any obligation or relationship of agency for or with holders or beneficial owners of Warrants.

The following description is a summary of selected provisions relating to the Warrants that we may issue. The summary is not complete. When Warrants are offered in the future, a prospectus supplement, information incorporated by reference or a free writing prospectus, as applicable, will explain the particular terms of those securities and the extent to which these general provisions may apply. The specific terms of the Warrants as described in a prospectus supplement, information incorporated by reference, or free writing prospectus will supplement and, if applicable, may modify or replace the general terms described in this section.

This summary and any description of Warrants in the applicable prospectus supplement, information incorporated by reference or free writing prospectus is subject to and is qualified in its entirety by reference to all the provisions of any specific warrant document or agreement. We will file each of these documents, as applicable, with the SEC and incorporate them by reference as an exhibit to the registration statement of which this prospectus is a part on or before the time we issue a series of Warrants.

When we refer to a series of Warrants, we mean all Warrants issued as part of the same series under the applicable warrant agreement.

Terms

The applicable prospectus supplement, information incorporated by reference or free writing prospectus, may describe the terms of any Warrants that we may offer, including, but not limited to, the following:

•	the title of the Warrants;
•	the total number of Warrants;
•	the price or prices at which the Warrants will be issued;
•	the price or prices at which the Warrants may be exercised;
•	the currency or currencies that investors may use to pay for the Warrants;
•	the date on which the right to exercise the Warrants will commence and the date on which the right will expire;
•	whether the Warrants will be issued in registered form or bearer form;

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•	information with respect to book-entry procedures, if any;
•	if applicable, the minimum or maximum amount of Warrants that may be exercised at any one time;
•	if applicable, the designation and terms of the underlying securities with which the Warrants are issued and the number of Warrants issued with each underlying security;
•	if applicable, the date on and after which the Warrants and the related underlying securities will be separately transferable;
•	if applicable, a discussion of certain Canadian and/or United States federal income tax considerations;
•	if applicable, the terms of redemption of the Warrants;
•	the identity of the warrant agent, if any;
•	the procedures and conditions relating to the exercise of the Warrants; and
•	any other terms of the Warrants, including terms, procedures, and limitations relating to the exchange and exercise of the Warrants.

Warrant Agreement

We may issue the Warrants in one or more series under one or more warrant agreements, each to be entered into between us and a bank, trust company, or other financial institution as warrant agent. We may add, replace, or terminate warrant agents from time to time. We may also choose to act as our own warrant agent or may choose one of our subsidiaries to do so.

The warrant agent under a warrant agreement will act solely as our agent in connection with the Warrants issued under that agreement. Any holder of Warrants may, without the consent of any other person, enforce by appropriate legal action, on its own behalf, its right to exercise those Warrants in accordance with their terms.

Form, Exchange and Transfer

We may issue the Warrants in registered form or bearer form. Warrants issued in registered form, i.e. book-entry form, will be represented by a global security registered in the name of a depository, which will be the holder of all the Warrants represented by the global security. Those investors who own beneficial interests in a global warrant will do so through participants in the depository’s system and the rights of these indirect owners will be governed solely by the applicable procedures of the depository and its participants. In addition, we may issue Warrants in non-global form, i.e. bearer form. If any Warrants are issued in non-global form, warrant certificates may be exchanged for new warrant certificates of different denominations, and holders may exchange, transfer, or exercise their Warrants at the warrant agent’s office or any other office indicated in the applicable prospectus supplement, information incorporated by reference or free writing prospectus.

Prior to the exercise of their Warrants, holders of Warrants exercisable for common shares will not have any rights of holders of common share and will not be entitled to dividend payments, if any, or voting rights of the common shares.

Exercise of Warrants

A warrant will entitle the holder to purchase for cash an amount of securities at an exercise price that will be stated in, or that will be determinable as described in, the applicable prospectus supplement or information incorporated by reference. Warrants may be exercised at any time up to the close of business on the expiration date set forth in the applicable offering material. After the close of business on the expiration date, unexercised Warrants will become void. Warrants may be redeemed as set forth in the applicable offering material.

Warrants may be exercised as set forth in the applicable offering material. Upon receipt of payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the applicable offering material, we will forward, as soon as practicable, the securities purchasable upon such exercise. If less than all of the Warrants represented by such warrant certificate are exercised, a new warrant certificate will be issued for the remaining Warrants.

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DESCRIPTION OF DEBT SECURITIES

General

We may issue debt securities which may or may not be converted into Common Shares. We may issue the debt securities independently or together with any underlying securities, and Warrants may be attached or separate from the underlying securities. In connection with the issuance of any debt securities, we do not intend to issue them pursuant to a trust indenture.

The following description is a summary of selected provisions relating to the debt securities that we may issue. The summary is not complete. When debt securities are offered in the future, a prospectus supplement, information incorporated by reference or a free writing prospectus, as applicable, will explain the particular terms of those securities and the extent to which these general provisions may apply. The specific terms of the debt securities as described in a prospectus supplement, information incorporated by reference, or free writing prospectus will supplement and, if applicable, may modify or replace the general terms described in this section.

This summary and any description of debt securities in the applicable prospectus supplement, information incorporated by reference is subject to and is qualified in its entirety by reference to all the provisions of any specific debt securities document or agreement. We will file each of these documents, as applicable, with the SEC and incorporate them by reference as an exhibit to the registration statement of which this prospectus is a part on or before the time we issue a series of Warrants. See “Where You Can Find Additional Information” and “Incorporation of Certain Information by Reference” above for information on how to obtain a copy of a debt security document when it is filed.

When we refer to a series of debt securities, we mean all debt securities issued as part of the same series under the applicable indenture, if any.

Terms

The applicable prospectus supplement, information incorporated by reference or free writing prospectus, may describe the terms of any debt securities that we may offer, including, but not limited to, the following:

•	The title of the debt securities;
•	The total amount of the debt securities;
•	The amount or amounts of the debt securities will be issued and interest rate;
•	The conversion price at which the debt securities may be converted;
•	The date on which the right to exercise the debt securities will commence and the date on which the right will expire;
•	If applicable, the minimum or maximum amount of debt securities that may be exercised at any one time;
•	If applicable, the designation and terms of the underlying securities with which the debt securities are issued and the amount of debt securities issued with each underlying security;
•	If applicable, a discussion of material Canadian and/or United States federal income tax consideration;
•	If applicable, the terms of the payoff of the debt securities;
•	The identity of the indenture agent, if any;
•	The procedures and conditions relating to the exercise of the debt securities; and
•	Any other terms of the debt securities, including terms, procedure and limitation relating to the exchange or exercise of the debt securities.

Form, Exchange and Transfer

We may issue the debt securities in registered form or bearer form. Debt securities issued in registered form, i.e., book-entry form, will be represented by a global security registered in the name of a depository, which will be the holder of all the debt securities represented by the global security. Those investors who own beneficial interests in global debt securities will do so through participants in the depository’s system, and the rights of these indirect owners will be governed solely by the applicable procedures of the depository and its participants. In addition, we may issue Warrants in non-global form, i.e. bearer form. If any debt securities are issued in non-global form, debt securities certificates may be exchanged for new warrant certificates of different denominations, and holders may exchange, transfer, or exercise their Warrants at the warrant agent’s office or any other office indicated in the applicable prospectus supplement or information incorporated by reference.

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Prior to the exercise of their debt securities, holders of debt securities exercisable for shares of debt securities will not have any rights of holders of Common Shares, and will not be entitled to dividend payments, if any, or voting rights of the Common Shares.

Conversion of Debt Securities

A debt security may entitle the holder to purchase, in exchange for the extinguishment of debt, an amount of securities at an exercise price that will be stated in the debt security. Debt securities may be converted at any time up to the close of business on the expiration date set forth in the terms of such debt security. After the close of business on the expiration date, debt securities not exercised will be paid in accordance with their terms.

Debt securities may be converted as set forth in the applicable offering material. Upon receipt of a notice of conversion properly completed and duly executed at the corporate trust office of the indenture agent, if any, or to us, we will forward, as soon as practicable, the securities purchasable upon such exercise. If less than all of the debt security represented by such security is converted, a new debt security will be issued for the remaining debt security.

DESCRIPTION OF UNITS

We may issue units composed of any combination of our common share and Warrants. We will issue each unit so that the holder of the unit is also the holder of each security included in the unit. As a result, the holder of a unit will have the rights and obligations of a holder of each included security. The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately, at any time or at any time before a specified date.

The following description is a summary of selected provisions relating to units that we may offer. The summary is not complete. When units are offered in the future, a prospectus supplement, information incorporated by reference or a free writing prospectus, as applicable, will explain the particular terms of those securities and the extent to which these general provisions may apply. The specific terms of the units as described in a prospectus supplement, information incorporated by reference, or free writing prospectus will supplement and, if applicable, may modify or replace the general terms described in this section.

This summary and any description of units in the applicable prospectus supplement, information incorporated by reference or free writing prospectus is subject to and is qualified in its entirety by reference to the unit agreement, collateral arrangements and depositary arrangements, if applicable. We will file each of these documents, as applicable, with the SEC and incorporate them by reference as an exhibit to the registration statement of which this prospectus is a part on or before the time we issue a series of units. See “Where You Can Find Additional Information” and “Incorporation of Certain Information by Reference” above for information on how to obtain a copy of a document when it is filed.

•	The applicable prospectus supplement, information incorporated by reference or free writing prospectus may describe:
•	the designation and terms of the units and of the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately;
•	any provisions for the issuance, payment, settlement, transfer, or exchange of the units or of the securities composing the units;
•	whether the units will be issued in fully registered or global form; and
•	any other terms of the units.

The applicable provisions described in this section, as well as those described under “Description of Capital Shares” and “Description of Warrants” above, will apply to each unit and to each security included in each unit, respectively.

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TRADING PRICE AND VOLUME

The outstanding Common Shares are listed and posted for trading on the TSX and on the NYSE under the symbol “TRX”. The closing price of a Common Share on the TSX on January 9, 2025 and on the NYSE American on January 8, 2025, the last trading day before the date of this Prospectus, was Cdn$0.485 and US$0.3349, respectively.

Information regarding trading price and volume of the Securities will be provided as required for all of the Company’s issued and outstanding Securities that are listed on any securities exchange, as applicable, in each Prospectus Supplement.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement may describe certain Canadian federal income tax consequences to an investor who is a non-resident of Canada or to an investor who is a resident of Canada of acquiring, owning and disposing of any of our securities offered thereunder. The applicable Prospectus Supplement may also describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of any of our securities offered thereunder by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code of 1986), including, to the extent applicable, such consequences relating to debt securities payable in a currency other than the U.S. dollar, issued at an original issue discount for U.S. federal income tax purposes or containing early redemption provisions or other special items.

Investors should read the tax discussion in any Prospectus Supplement with respect to a particular offering and consult their own tax advisors with respect to their own particular circumstances.

INTERESTS OF EXPERTS

Information relating to certain of the Company’s mineral properties in this Prospectus and the documents incorporated by reference herein has been derived from reports, statements or opinions prepared or certified by Virimai Projects (“Virimai”) and Crundwell Metallurgy (“Crundwell”) and this information has been included in reliance on such company’s expertise. Each of Virimai and Crundwell is a qualified person as such term is defined in NI 43-101. None of Virimai and Crundwell, each being companies and persons who have prepared or certified the preparation of reports, statements or opinions relating to the Company’s mineral properties, or any director, officer, employee or partner thereof, as applicable, received or has received a direct or indirect interest in the property of the Company or of any associate or affiliate of the Company. As at the date hereof, the aforementioned persons, companies and persons at the companies specified above who participated in the preparation of such reports, statements or opinions, as a group, beneficially own, directly or indirectly, less than 1% of the Company’s outstanding securities of any class and less than 1% of the outstanding securities of the Company’s associates or affiliates.

Dale Matheson Carr-Hilton Labonte LLP, as auditors of the Company, has advised the Company that it is independent from us within the meaning of Code of Professional Conduct of the Chartered Professional Accountants of British Columbia.

ADDITIONAL DISCLOSURE

Cease Trade Orders

Mr. Norman Betts served as a director of Intellipharmaceutics International Inc. (“IPC”) from January 1, 2019 to October 30, 2024. On October 31, 2024, IPC filed an assignment in bankruptcy pursuant to the provisions of the Bankruptcy and Insolvency Act (Canada) and a trustee in bankruptcy was appointed. In addition, IPC was subject to two general "failure to file" cease trade orders, one issued on March 6, 2023 and subsequently revoked on June 7, 2023, and one issued on March 5, 2024 that remains in place.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Company are Dale Matheson Carr-Hilton Labonte LLP, an independent registered public accounting firm, 1140 Pender St. W Suite 1500, Vancouver, BC, V6E 4G1.

The transfer agent and registrar for the Common Shares is Odyssey Trust Company at its principal offices in 409 Granville Street, Suite 350, Vancouver, BC, Canada, V6C 1T2.

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RISK FACTORS

Prospective investors in a particular offering of the Securities should carefully consider, in addition to information contained in the Prospectus Supplement relating to such offering and the information incorporated, or deemed to be incorporated, by reference herein, including the risk factors, uncertainties and additional information set forth in the Company’s most recent annual information form, for the purposes of such offering, and the risk factors listed below.

No Market for Debt Securities, Warrants or Units

There is currently no market through which Debt Securities, Warrants or Units that may be offered under this Prospectus and any Prospectus Supplement may be sold, and purchasers of such securities may not be able to resell such securities. No assurance can be given that an active or liquid trading market for the Debt Securities, Warrants or Units will develop or, if developed, that such market will be sustained. This may affect the pricing of the Debt Securities, Warrants and Units in the secondary market, the transparency and availability of trading prices and the liquidity of such securities. The public offering prices of the Debt Securities, Warrants and Units may be determined by negotiation between the Company and underwriters based on several factors and may bear no relationship to prices at which such securities will trade in the public market subsequent to such offering. See “Plan of Distribution.”

The Company’s exploration and development activities are highly speculative and involve substantial risks

Except for the Buckreef Gold Project, all of the other Company’s exploration prospects on the Company’s special mining license (“SML”) are in the exploration stage and no mineral reserves have been established. The Company’s exploration work may not result in the discovery of mineable deposits of ore in a commercially economical manner. There may be limited availability of water, which is essential to milling operations, and interruptions may be caused by adverse weather conditions. The Company’s future operations, if any, are subject to a variety of existing laws and regulations relating to exploration and development, permitting procedures, safety precautions, property reclamation, employee health and safety, air quality standards, pollution and other environmental protection controls.

The Company has uninsurable risks

The Company’s business is capital intensive and subject to a number of risks and hazards, including environmental pollution, accidents or spills, industrial and transportation accidents, labour disputes, changes in the regulatory environment, natural phenomena (such as inclement weather conditions, earthquakes, pit wall failures and cave-ins) and encountering unusual or unexpected geological conditions. Many of the foregoing risks and hazards could result in damage to, or destruction of the Company’s mineral properties or future processing facilities, personal injury or death, environmental damage, delays in or interruption of or cessation of their exploration or development activities, delay in or inability to receive regulatory approvals to transport their products, or costs, monetary losses and potential legal liability and adverse governmental action. The Company may be subject to liability or sustain loss for certain risks and hazards against which they do not or cannot insure or which it may reasonably elect not to insure. This lack of insurance coverage could result in material economic harm to the Company.

The Company depends on key personnel

The senior officers of the Company will be critical to its success as will recruiting qualified personnel as the Company grows. The number of persons skilled in the acquisition, exploration and development of mining properties is limited and competition, worldwide, for such persons is intense. As the Company’s business activity grows, it will require additional key financial, administrative, regulatory, and mining personnel as well as additional operations staff. If the Company is not successful in attracting and training qualified personnel, the efficiency of its operations could be affected, which could have an adverse impact on future cash flows, earnings, results of operations and the financial condition of the Company.

Certain Company directors or officers may have a conflict of interest

Directors and officers of the Company are or may become directors or officers of other reporting companies or have significant shareholdings in other mineral resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors and officers of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. The Company and its directors and officers will attempt to minimize such conflicts. In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In appropriate cases the Company may establish a special committee of independent directors to review a matter in which one or more directors, or officers, may have a conflict. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to the Company, the degree of risk to which the Company may be exposed and its financial position at that time.

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The Company has a limited property portfolio

Currently, the Company holds an interest in the Buckreef Gold Project, the Company’s principal property. As a result, unless the Company develops its other properties or acquires additional property interests, any adverse developments affecting the Buckreef Gold Project could have a material adverse effect upon the Company and would materially and adversely affect the potential future mineral resource production, profitability, financial performance and results of operations of the Company.

The Company is subject to growth-related risks

The Company may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls, as well as on its employee base. The ability of the Company to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of the Company to deal with this growth may have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

Foreign corrupt practices legislation

The Company is subject to the Foreign Corrupt Practices Act (the “FCPA”), the Corruption of Foreign Public Officials Act (Canada) (“CFPOA”), the U. S. Foreign Corrupt Practices Act of 1977, as amended, and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by persons and issuers as defined by the statutes, for the purpose of obtaining or retaining business. It is the Company’s policy to implement safeguards to discourage these practices by its employees; however, its existing safeguards and any future improvements may prove to be less than effective, and the Company’s employees, consultants, sales agents or distributors may engage in conduct for which the Company might be held responsible. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect the Company’s business, results of operations or financial condition. In addition, actual or alleged violations could damage the Company’s reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and could consume significant time and attention of management.

Security breaches and other disruptions could compromise the Company’s information and expose it to liability, which would cause its business and reputation to suffer

In the ordinary course of the Company’s business, it collects and stores sensitive data, including intellectual property, its proprietary business information and that of its business partners, and personally identifiable information of its employees in its data centers and on its networks. The secure processing, maintenance and transmission of this information is critical to the Company’s operations and business strategy. Despite its security measures, the information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise the Company’s networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, potential liability under laws that protect the privacy of personal information, and potential regulatory penalties, disrupt the Company’s operations and damage its reputation, and cause a loss of confidence in the Company, which could adversely affect its business and competitive position.

The Company may be characterized as a passive foreign investment company

The Company may be characterized as a passive foreign investment company (“PFIC”). If the Company is determined to be a PFIC, its U.S. shareholders may suffer adverse tax consequences. Under the PFIC rules, for any taxable year that the Company’s passive income or its assets that produce passive income exceed specified levels, the Company will be characterized as a PFIC for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences for the Company’s U.S. shareholders, which may include having certain distributions on its Common Shares and gains realized on the sale of its Common Shares treated as ordinary income, rather than as capital gains income, and having potentially punitive interest charges apply to the proceeds of sales of the Company’s Common Shares and certain distributions.

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Certain elections may be made to reduce or eliminate the adverse impact of the PFIC rules for holders of the Company’s Common Shares, but these elections may be detrimental to the shareholder under certain circumstances. The PFIC rules are extremely complex and U.S. investors are urged to consult independent tax advisers regarding the potential consequences to them of the Company’s classification as a PFIC. See “Certain United States Federal Income Tax Considerations.”

The exploration for and development of mineral deposits involves significant risks

Mineral exploration is highly speculative in nature. There is no assurance that exploration efforts will be successful. Even when mineralization is discovered, it may take several years until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable mineral reserves through drilling. Because of these uncertainties, no assurance can be given that exploration programs will result in the establishment or expansion of mineral resources or mineral reserves. There is no certainty that the exploration expenditures made by the Company towards the search and evaluation of mineral deposits will result in discoveries or development of mineral reserves. Mining operations generally involve a high degree of risk. The Company’s operations are subject to the hazards and risks normally encountered in mineral exploration and development, including environmental hazards, explosions, and unusual or unexpected geological formations or pressures. Such risks could result in damage to, or destruction of, mineral properties, personal injury, environmental damage, delays in mining, monetary losses and possible legal liability.

Mining exploration, development and operating activities are inherently hazardous. The Company’s exploration activities may be interrupted by mining accidents such as cave-ins, rock falls, rock bursts, pit wall failures, fires or flooding. In addition, exploration activities may be reduced if unfavorable weather conditions, ground conditions or seismic activity are encountered, ore grades are lower than expected, the physical or metallurgical characteristics of the ore are less amenable than expected to mining or treatment, dilution increases or electrical power is interrupted. Occurrences of this nature and other accidents, adverse conditions or operational problems in future years may result in the Company’s failure to achieve current or future exploration and production estimates.

The Company cannot accurately predict whether commercial quantities of ore as estimated or projected in the pre-feasibility study will continue to be established as commercial production continues

Whether an ore body will be commercially viable depends on a number of factors beyond the control of the Company, including the particular attributes of the deposit such as size, grade and proximity to infrastructure, as well as mineral prices and government regulations, including regulations relating to permitting, prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The Company cannot accurately predict the exact effect of these factors, but the combination of these factors may result in a mineral deposit being unprofitable. Although the mineral resource estimates included herein have been prepared by the Company, or, in some instances have been prepared, reviewed or verified by independent mining experts, these amounts are estimates only and there is a risk that a particular level of recovery of gold or other minerals from mineral resource will not in fact be realized or that an identified mineralized deposit, if any, will never qualify as a commercially mineable or viable reserve.

Pandemic or other health crisis may adversely affect or restrict the Company’s business and exploration activities

The Company faces risks related to health epidemic and other outbreaks of communicable diseases, which could significantly disrupt its operations and may materially and adversely affect its business, financial operations and results of operations. A health crisis can impact the Company’s business, including its operations and the market for its securities. Future developments surrounding a potential health crisis, such as COVID-19, Ebola, malaria, HIV/AIDS and tuberculosis, are highly uncertain and cannot be predicted at this time. Such future developments include the duration, severity and scope of an outbreak, including a new pandemic or other health crises, and the actions taken to contain or treat an outbreak. In particular, a health crisis could materially and adversely impact the Company’s business including without limitation, increased insurance premiums, limitations on travel, supply chain interruption, inflation, and other factors that will depend on future developments beyond the Company’s control. While these effects are expected to be temporary, the duration of the business disruptions internationally and related financial impact cannot be reasonably estimated at this time. The Company will continue to monitor and stay informed of the global and local reactions to various health crisis and is taking action wherever and whenever possible to mitigate the impact of any health crisis on the staff and operations of the Company. At this time, the Company’s operations have not been materially affected by a health crisis; however, no assurance can be given that a health crisis will not materially affect the Company’s operations in the future.

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The Company may not be able to continue to establish the presence of minerals on a commercially viable basis

The Company’s ability to generate revenues and profits, if any, is expected to occur through exploration and development of its existing properties as well as through acquisitions of interests in new properties. The Company may need to incur substantial expenditures in an attempt to continue to establish the economic feasibility of mining operations by identifying mineral deposits and establishing ore reserves through drilling and other techniques, developing metallurgical processes to extract metals from ore, designing facilities and planning mining operations. The economic feasibility of a project depends on numerous factors beyond the Company’s control, including the cost of mining and production facilities required to extract the desired minerals, the total mineral deposits that can be mined using a given facility, the proximity of the mineral deposits to a user of the minerals, and the market price of the minerals at the time of sale. In addition, there is a degree of uncertainty attributable to the calculation and estimates of Mineral Resources and the corresponding metal grades to be mined and recovered. Until Mineral Resources are mined and processed, the quantities of mineralization and metal grades must be considered as estimates only. Any material change in the quantity of Mineral Resources, grades and recoveries may affect the economic viability of the Company’s property. The Company’s existing or future exploration programs or acquisitions, accordingly, may not result in the identification of deposits that can be mined profitably.

The Company depends on consultants, geologists and engineers for its exploration programs

The Company has relied upon consultants, geologists, engineers and others and intends to rely on these parties for exploration and development expertise. Substantial expenditures are required to construct mines, to establish mineral resources and reserves through drilling, to carry out environmental and social impact assessments, to develop metallurgical processes to extract metal from mineral reserves and, in the case of new properties, to develop the exploration and plant infrastructure at any site. If such parties’ work is deficient or negligent or is not completed in a timely manner, it could have a material adverse effect on the Company.

Development of the Company’s projects is based on estimates and the Company cannot guarantee that its projects, if any, will be placed into commercial production or continue with commercial production

Potential production and revenues generated from any of the Company’s properties are estimates only. Estimates are based on, among other things, mining experience, resource estimates, assumptions regarding ground conditions and physical characteristics of ores (such as hardness and presence or absence of certain metallurgical characteristics) and estimated rates and costs of mining and processing. The Company’s actual production from the Buckreef Gold Project may be lower than its production estimates. Each of these factors also applies to future development properties not yet in production at the Company’s other projects. In the case of mines that the Company may develop in the future, it does not have the benefit of actual experience in its estimates, and there is a greater likelihood that the actual results will vary from the estimates. In addition, development and expansion projects are subject to unexpected construction and start-up problems and delays.

The Company’s exploration activities are subject to various Environmental, Health and Safety Laws and Regulations

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental legislation is evolving in a manner that is creating stricter standards, while enforcement, fines and penalties for non-compliance are more stringent. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations. Furthermore, any failure to comply fully with all applicable laws and regulations could have significant adverse effects on the Company, including the suspension or cessation of operations.

Exploration and mining operations involve risks of releases to soil, surface water and groundwater of metals, chemicals, fuels, liquids having acidic properties and other contaminants. Significant risk of environmental contamination from present and past exploration or mining activities still exists for mining companies. The Buckreef Gold Project, except for the main pit, has been the site of artisanal mining. The Company may be liable for environmental contamination and natural resource damages relating to properties that they currently own or operate or at which environmental contamination occurred while or before they owned or operated the properties. No assurance can be given that potential liabilities for such contamination or damages caused by past artisanal mining activities at the Buckreef Gold Project do not exist or that the Company will not be alleged to be responsible for historical liabilities at the Buckreef Gold Project.

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In addition, environmental regulators are increasingly requiring financial assurances to ensure that the cost of decommissioning and reclaiming sites is borne by the parties involved, and not by government. It is not possible to predict what level of decommissioning and reclamation (and financial assurances relating thereto) may be required in the future by regulators.

The Company’s exploration activities are subject to community relations and license to operate

The Company’s relationship with the local communities, local authorities, and artisanal miners where it operates is critical to ensure the future success of its existing activities and the potential development and operation of its projects. Failure by the Company to maintain good relations with local stakeholders can result in adverse claims and difficulties for the Company. There is also an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Non-Governmental Organizations (“NGOs”) and civil society groups, some of which oppose resource development, are often vocal critics of the mining industry and its practices, including the use of hazardous substances and the handling, transportation, and storage of various waste, including hazardous waste. Adverse publicity generated by such NGOs and civil society groups or others related to the extractive industries generally, or the Company’s operations specifically, could have a material adverse impact on the Company and its reputation. Reputation loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to the Company’s overall ability to advance its projects, which could have a material adverse impact on the Company’s business, results of operations and financial condition.

The Company’s exploration activities are subject to various Licenses and Permits, other Laws and Regulations

The Company’s exploration and development activities require permits and approvals from various government authorities, and are subject to extensive federal, regional and local laws and regulations governing prospecting, exploration, development, production, transportation, exports, taxes, labour standards, occupational health and safety, mine safety and other matters. Such laws and regulations are subject to change, can become more stringent and compliance can therefore become more time-consuming and costly. In addition, the Company may be required to compensate those suffering loss or damage by reason of its activities. The Company will be required to obtain additional licenses and permits from various governmental authorities to continue and expand its exploration and development activities. There can be no guarantee that the Company will be able to maintain or obtain all necessary licenses, permits and approvals that may be required to explore and develop its properties. While the Company does not believe that the changes proposed to Regulation 6(2) of the Mining (State Participation) Regulations 2022 in September, 2022 will have a material effect on the Company’s interest in the Buckreef Gold Project, the full implications of this change and any further changes in laws, policies and regulatory framework could negatively impact the Company and its assets.

The Company’s exploration activities are subject to various commitments

The Company’s mining properties may be subject to various land payments, royalties and/or work commitments. Failure by the Company to meet its payment obligations or otherwise fulfill its commitments under these agreements could result in the loss of related property interests. Additionally, any contractual disagreements may be subject to extensive legal, administrative or arbitral proceedings, which may affect the Company’s rights and may involve significant time and costs to conclude.

The Company may not have clear title to its properties

The Company has investigated its rights to exploit the Buckreef Gold Project, and, to the best of its knowledge, its rights are in good standing. However, no assurance can be given that such rights will not be revoked, or significantly altered, to its detriment. There can also be no assurance that the Company’s rights will not be challenged or impugned by third parties, including local communities.

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Some of the Company’s mineral claims may overlap with other mineral claims owned by third parties which may be considered senior in title to the Company mineral claims. The junior claim is only invalid in the areas where it overlaps a senior claim. The Company has not determined which, if any, of the Company mineral claims is junior to a mineral claim held by a third party.

Although the Company is unaware of any existing title uncertainties with respect to Buckreef Gold Project, there is no assurance that such uncertainties will not result in future losses or additional expenditures, which could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Revenues

Although the Company has begun production at the Buckreef Gold Project, there can be no assurance that the Buckreef Gold Project will be profitable from its operations, and even though it may be profitable from operations, that such operating profits will be sufficient to pay for the Company’s current and planned operating expenses and capital expenditures. The Company’s operating expenses and capital expenditures may increase in subsequent years as consultants, personnel and equipment associated with the exploration, development and expansion of its properties are advanced. The development of the Company’s properties may continue to require the commitment of substantial resources. There can be no assurance that the Company will be able to fund its continuing operations on an ongoing basis. There can be no assurance that TRX will achieve long-term profitability.

The Company may require additional capital

The Company will continue to incur development and exploration costs for its plan of operations including in-fill drilling, exploration and technical work for development of the sulphide mineralized material at its Buckreef Gold Project and therefore the Company may require additional capital. Although the Company had cash of approximately 8.3 million at August 31, 2024, such amount may be insufficient for the Company’s development and exploration plans and operating expenses. Ultimately, the Company’s ability to continue its exploration activities depends in part on the Company’s ability to generate profits or to obtain financing through joint ventures, debt financing, equity financing, production sharing agreements or some combination of these or other means. Further the raising of additional capital by the Company may dilute existing shareholders. No assurance can be given that the Company will be able to raise capital in the future.

As of August 31, 2024, the Company’s internal controls and procedures over financial reporting were ineffective, and if the Company continues to fail to improve such controls and procedures, investors could lose confidence in the Company’s financial and other reports, the price of its shares of common stock may decline, and it may be subject to increased risks and liabilities.

As a public company, the Company is subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act of 2002. The Exchange Act requires, among other things, that the Company file annual reports with respect to its business and financial condition. Section 404 of the Sarbanes-Oxley Act requires, among other things, that the Company include a report of its management on the Company’s internal control over financial reporting. The Company is also required to include certifications of its management regarding the effectiveness of its disclosure controls and procedures. For the year ended August 31, 2024, the Company concluded that ICFR was not effective due to a material weakness relating to its information technology general controls (“ITGC”). The Company relies on a third-party service provider that manages its enterprise resource planning (“ERP”) software. As at August 31, 2024, the vendor did not have an assurance audit report to confirm the appropriate ITGCs were in place. As a result, the Company was unable to assess the internal controls related to security, availability, processing integrity and confidentiality surrounding the ERP. The Company did not have appropriate controls to monitor the vendor’s control environment and ITGCs as per the criteria established in the COSO 2013 Framework.

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ENFORCEABILITY OF CIVIL LIABILITIES AGAINST NON-U.S. PERSONS

The Company is a corporation existing under the Business Corporations Act (Alberta). All of the Company’s directors and officers, and some or all of the experts named in this Prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and all of the Company’s assets, are located outside the United States. The Company has appointed an agent for service of process in the United States, but it may be difficult for holders of Common Shares who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Common Shares who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon the Company’s civil liability and the civil liability of its directors, officers and experts under the United States federal securities laws.

The Company appointed National Registered Agents, Inc., 1015 15th Steet N.W., Suite 1000, Washington, DC 20005, as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court arising out of or related to or concerning the offering of the Securities under this Prospectus.

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